UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

Summary

Registration data

1. General information	2
2. Address	3
3. Marketable securities	4
4. Auditor information	5
5. Share register	6
6. Investor relations officer	7
7. Shareholders’ department	8

1

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

a)     General information

Company name:	CPFL ENERGIA S.A.
Initial company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM code:	1866-0
Registration date CVM:	05/18/2000
State of CVM Registration:	Active
Starting date of situation:	05/18/2000
Country:	Brasil
Country in which the marketable securities
are held in custody:	Brasil
Foreign countries in which the marketable securities are accepted for trading
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s category:	Category A
Registration date on actual category:	01/01/2010
Issuer’s situation:	Operational
Starting date of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of share control:	11/30/2009
Date of last change of company year:
Day/Month of year end:	12/31
Web address:	www.cpfl.com.br

Placements were issuer disclose its information:

Placement	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

2

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

b)    Address

Company Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

c)     Marketable securities

Shares trading listing
Trading mkt	Bolsa
Managing body	BM&FBOVESPA
Start date	09/29/2004
End date
Segment	Novo Mercado
Start date	9/29/2004
End date

Debentures trading listing
Trading mkt	Organized market
Managing body	CETIP
Start date	05/18/2000
End date
Segment	Traditional
Start date	05/19/2000
End date

4

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

d)    Auditor information

Is there an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian
Independent accountant:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service provision period:	03/12/2012
Partner in charge	Marcelo Magalhães Fernandes
Service provision period	03/12/2012
CPF (individual tax ID)	110.931.498-17

5

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

e)     Share register

Do you have service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Service provision period:	01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

f)      Investor relations officer

Name:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

7

Registration Form – 2015 – CPFL Energia S.A.                                                          Version: 1

g)    Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Start date of activity:	10/06/2014
End date of activity:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

8

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Table of Contents
Identification of Company
Capital Stock	1
Parent Company Interim financial statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Statement of Comprehensive Income	5
Cash Flow Statements	6
Statement of Changes in Shareholders´ Equity
01/01/2015 to 03/31/2015	7
01/01/2014 to 03/31/2014	8
Statements of Added Value	9
Consolidated Interim financial statements
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Income Statement	12
Statement of Comprehensive Income	13
Cash Flow Statements	14
Statement of Changes in Shareholders’ Equity
01/01/2015 to 03/31/2015	15
01/01/2014 to 03/31/2014	16
Statements of Added Value	17
Comments on Performance	18
Notes to Interim financial statements	27
Other relevant information	88
Reports
Independent Auditors’ Report Unqualified	93

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Identification of company

Capital stock

Number of Shares (in units)	Closing date 03/31/2015
Paid in capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2015	Previous Year 12/31/2014
1	Total assets	7,722,107	8,318,287
1.01	Current assets	1,014,654	1,792,189
1.01.01	Cash and cash equivalents	28,599	799,775
1.01.06	Recoverable taxes	52,739	49,070
1.01.06.01	Current recoverable taxes	52,739	49,070
1.01.08	Other current assets	933,316	943,344
1.01.08.03	Others	933,316	943,344
1.01.08.03.01	Other credits	2,428	977
1.01.08.03.02	Dividends and interest on shareholders’ equity	893,328	942,367
1.01.08.03.03	Derivative	37,560	-
1.02	Noncurrent assets	6,707,453	6,526,098
1.02.01	Noncurrent assets	224,093	234,239
1.02.01.06	Deferred taxes	150,404	150,628
1.02.01.06.02	Deferred taxes credits	150,404	150,628
1.02.01.08	Related parties credits	2,312	12,089
1.02.01.08.02	Subsidiaries credits	2,312	12,089
1.02.01.09	Other noncurrent assets	71,377	71,522
1.02.01.09.03	Escrow deposits	654	546
1.02.01.09.05	Other credits	15,536	15,819
1.02.01.09.07	Advance for future capital increase	55,187	55,157
1.02.02	Investments	6,482,274	6,290,998
1.02.02.01	Permanent equity interests	6,482,274	6,290,998
1.02.02.01.02	Investments in subsidiares	6,482,274	6,290,998
1.02.03	Property, plant and equipment	1,074	843
1.02.04	Intangible assets	12	18
1.02.04.01	Intangible assets	12	18
1.02.04.01.02	Other Intangibles	12	18

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2015	Previous Year 12/31/2014
2	Total liabilities	7,722,107	8,318,287
2.01	Current liabilities	573,954	1,338,488
2.01.02	Suppliers	2,089	790
2.01.02.01	National Suppliers	2,089	790
2.01.03	Tax Obligations	1,524	1,859
2.01.03.01	Federal Tax Obligations	1,524	1,859
2.01.03.01.01	Income tax and Social Contribution	-	1,628
2.01.03.01.02	PIS (Tax on Revenue)	-	1
2.01.03.01.03	COFINS (Tax on Revenue)	-	3
2.01.03.01.04	Others Federal	1,524	227
2.01.04	Loans and financing	541,046	1,304,406
2.01.04.01	Loans and financing	541,046	-
2.01.04.01.01	Brazilian currency	300,498	-
2.01.04.01.02	Foreign Currency	240,548	-
2.01.04.02	Debentures	-	1,304,406
2.01.04.02.01	Interest on debentures	-	15,020
2.01.04.02.02	Debentures	-	1,289,386
2.01.05	Other Current liabilities	29,295	31,433
2.01.05.02	Others	29,295	31,433
2.01.05.02.01	Dividends and interest on shareholders´ equity	13,501	13,555
2.01.05.02.05	Other payable	15,794	17,878
2.02	Noncurrent liabilities	35,649	36,264
2.02.02	Other Noncurrent liabilities	34,803	35,539
2.02.02.02	Others	34,803	35,539
2.02.02.02.04	Other payable	34,803	35,539
2.02.04	Provisons	846	725
2.02.04.01	Civil, Labor, Social and Tax Provisions	846	725
2.02.04.01.02	Labor and tax provisions	432	378
2.02.04.01.04	Civil provisions	414	347
2.03	Shareholders’ equity	7,112,504	6,943,535
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,574,635	1,536,136
2.03.04.01	Legal reserves	650,811	650,811
2.03.04.02	Statutory reserves	923,824	885,325
2.03.05	Retained earnings	136,970	-
2.03.08	Other Comprehensive Income	139,393	145,893
2.03.08.01	Accumulated Comprehensive Income	139,393	145,893

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
3.04	Operating income (expense)	183,312	180,525
3.04.02	General and administrative	(7,964)	(5,945)
3.04.06	Equity income	191,276	186,470
3.05	Income before financial income and taxes	183,312	180,525
3.06	Financial income / expense	(14,048)	(8,839)
3.06.01	Financial income	18,381	24,367
3.06.02	Financial expense	(32,429)	(33,206)
3.07	Income before taxes	169,264	171,686
3.08	Income tax and social contribution	(294)	4,810
3.08.01	Current	(70)	(317)
3.08.02	Deferred	(224)	5,127
3.09	Net income from continuing operations	168,970	176,496
3.11	Net income	168,970	176,496
3.99.01	Earning per share - basic
3.99.01.01	ON	0.17	0.18
3.99.02	Earning per share - diluted
3.99.02.01	ON	0.17	0.18

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent company Standard Interim financial statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year	Previous Year
		01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
4.01	Net income of the perid	168,970	176,496
4.02	Other Comprehensive Income	-	4
4.02.01	Equity on comprehensive income of the period of subsidiaries	-	4
4.03	Comprehensive income of the period	168,970	176,500

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2015 to 03/31/2015	Previous Year 01/01/2014 to 03/31/2014
6.01	Net cash from operating activities	14,615	17,667
6.01.01	Cash generated (used) from operations	9,233	18,101
6.01.01.01	Net income, including income tax and social contribution	169,264	171,686
6.01.01.02	Depreciation and amortization	43	43
6.01.01.03	Reserve for contingencies	31,077	32,831
6.01.01.04	Interest and monetary and exchange restatement	(191,276)	(186,470)
6.01.01.05	Reserve for tax, civil and labor risks	125	11
6.01.02	Variation on assets and liabilities	5,382	(434)
6.01.02.01	Dividend and interest on shareholders’ equity received	49,039	-
6.01.02.02	Recoverable taxes	(3,556)	(62)
6.01.02.03	Escrow deposits	(101)	-
6.01.02.04	Other operating assets	(1,171)	816
6.01.02.05	Suppliers	1,299	547
6.01.02.06	Other taxes and social contributions	1,224	483
6.01.02.07	Income tax and social contribution paid	(36,858)	-
6.01.02.08	Other taxes and social contributions	(1,628)	-
6.01.02.09	Interest on debts (paid)	(2,820)	(2,207)
6.01.02.10	Other operating liabilities	(46)	(11)
6.02	Net cash in investing activities	9,880	(6,174)
6.02.01	Acquisition of property, plant and equipment	(268)	-
6.02.04	Advance for future capital increase	10,178	6,884
6.02.08	Intercompany loans with subsidiaries and associated companies	(30)	(13,058)
6.03	Net cash in financing activities	(795,671)	(106)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(1,290,000)	-
6.03.02	Payments of dividend and interest on shareholders’ equity	(54)	(106)
6.03.03	Loans, financing and debentures obtained	494,383	-
6.05	Increase (decrease) in cash and cash equivalents	(771,176)	11,387
6.05.01	Cash and cash equivalents at beginning of period	799,775	990,672
6.05.02	Cash and cash equivalents at end of period	28,599	1,002,059

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent company Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2015 to March 31, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.03	Adjusted balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.05	Total comprehensive income	-	-	-	168,969	-	168,969
5.05.01	Net income for the period	-	-	-	168,969	-	168,969
5.06	Internal changes in Shareholders' equity	-	-	38,499	(32,000)	(6,499)	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,499	(6,499)	-
5.06.05	Formation of reserve	-	-	38,499	(38,499)	-	-
5.07	Ending Balances	4,793,424	468,082	1,574,635	136,969	139,394	7,112,504

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to March 31, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	287,630	1,545,178	-	397,667	7,023,899
5.03	Adjusted balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899
5.04	Capital transactions with partners	-	(2,153)	-	-	-	(2,153)
5.04.08	Equity interest loss	-	(1,960)	-	-	-	(1,960)
5.04.09	IPO CPFL Renováveis	-	(193)	-	-	-	(193)
5.05	Total Comprehensive Income	-	-	-	176,496	4	176,500
5.05.01	Net income for the period	-	-	-	176,496	-	176,496
5.05.02	Other Comprehensive Income	-	-	-	-	4	4
5.06	Internal changes in Shareholders' equity	-	-	38,467	(31,932)	(6,535)	-
5.06.01	Legal reserve	-	-	38,467	(38,467)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,535	(6,535)	-
5.07	Ending Balances	4,793,424	285,477	1,583,645	144,564	391,136	7,198,246

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 03/31/2015	Previous Year 01/01/2014 to 03/31/2014
7.01	Revenues	268	-
7.01.03	Revenues related to the construction of own assets	268	-
7.02	Inputs	(2,876)	(1,966)
7.02.02	Material-Energy-Outsourced services-Other	(2,599)	(1,666)
7.02.04	Other	(277)	(300)
7.03	Gross added value	(2,608)	(1,966)
7.04	Retentions	(43)	(43)
7.04.01	Depreciation and amortization	(43)	(43)
7.05	Net added value generated	(2,651)	(2,009)
7.06	Added value received in transfer	209,657	210,837
7.06.01	Equity in subsidiaries	191,277	186,470
7.06.02	Financial income	18,380	24,367
7.07	Added Value to be Distributed	207,006	208,828
7.08	Distribution of Added Value	207,006	208,828
7.08.01	Personnel	4,435	3,218
7.08.01.01	Direct Remuneration	2,031	1,704
7.08.01.02	Benefits	2,112	1,294
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	292	220
7.08.02	Taxes, Fees and Contributions	3,097	(4,127)
7.08.02.01	Federal	3,092	(4,152)
7.08.02.02	State	5	25
7.08.03	Remuneration on third parties’ capital	30,504	33,241
7.08.03.01	Interest	30,469	33,206
7.08.03.02	Rental	35	35
7.08.04	Remuneration on own capital	168,970	176,496
7.08.04.03	Retained profit / loss for the period	168,970	176,496

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 03/31/2015	Previous Year 12/31/2014
1	Total assets	36,621,394	35,098,816
1.01	Current assets	10,032,581	9,214,704
1.01.01	Cash and cash equivalents	4,027,798	4,357,455
1.01.02	Financial Investments	12,526	5,323
1.01.02.02	Financial Investments at amortized cost	12,526	5,323
1.01.02.02.01	Held to maturity	12,526	5,323
1.01.03	Accounts receivable	3,033,719	2,251,124
1.01.03.01	Consumers	3,033,719	2,251,124
1.01.04	Materials and suppliers	22,378	18,506
1.01.06	Recoverable taxes	333,921	329,638
1.01.06.01	Current Recoverable taxes	333,921	329,638
1.01.08	Other current assets	2,602,239	2,252,658
1.01.08.03	Other	2,602,239	2,252,658
1.01.08.03.01	Other credits	1,000,067	1,011,495
1.01.08.03.02	Derivatives	89,842	23,260
1.01.08.03.03	Leases	13,329	12,395
1.01.08.03.04	Dividends and interest on shareholders’ equity	54,483	54,483
1.01.08.03.05	Financial asset of concession	559,942	540,094
1.01.08.03.06	Sector financial asset	884,576	610,931
1.02	Noncurrent assets	26,588,813	25,884,112
1.02.01	Noncurrent assets	7,543,562	6,751,305
1.02.01.03	Accounts receivable	117,184	123,405
1.02.01.03.01	Consumers	117,184	123,405
1.02.01.06	Deferred taxes	894,270	938,496
1.02.01.06.02	Deferred taxes credits	894,270	938,496
1.02.01.08	Related parties	103,396	100,666
1.02.01.08.01	Credits with related parties	103,396	100,666
1.02.01.09	Other noncurrent assets	6,428,712	5,588,738
1.02.01.09.03	Derivatives	1,251,437	584,917
1.02.01.09.04	Escrow deposits	1,171,261	1,162,477
1.02.01.09.05	Recoverable taxes	140,539	144,383
1.02.01.09.06	Leases	33,735	35,169
1.02.01.09.07	Financial asset of concession	2,998,843	2,834,522
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	423,522	388,828
1.02.01.09.11	Sector financial asset	292,721	321,788
1.02.02	Investments	1,108,829	1,098,769
1.02.02.01	Permanent equity interests	1,108,829	1,098,769
1.02.02.01.04	Other permanent equity interests	1,108,829	1,098,769
1.02.03	Property, plant and equipment	8,921,549	8,878,064
1.02.03.01	Fixed assets - in service	8,398,785	8,489,976
1.02.03.03	Fixed assets - in progress	522,764	388,088
1.02.04	Intangible assets	9,014,873	9,155,974
1.02.04.01	Intangible assets	9,014,873	9,155,974

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year03/31/2015	Previous Year 12/31/2014
2	Total liabilities	36,621,394	35,098,816
2.01	Current liabilities	7,008,909	7,417,104
2.01.01	Social and Labor Obligations	80,774	70,251
2.01.01.02	Labor Obligations	80,774	70,251
2.01.01.02.01	Estimated Labor Obligation	80,774	70,251
2.01.02	Suppliers	2,147,001	2,374,147
2.01.02.01	National Suppliers	2,147,001	2,374,147
2.01.03	Tax Obligations	541,705	436,267
2.01.03.01	Federal Tax Obligations	204,981	166,527
2.01.03.01.01	Income tax and Social Contribution	39,662	57,547
2.01.03.01.02	PIS (Tax on Revenue)	25,202	15,096
2.01.03.01.03	COFINS (Tax on Revenue)	116,157	69,701
2.01.03.01.04	Others Federal	23,960	24,183
2.01.03.02	State Tax Obligations	333,366	266,493
2.01.03.02.01	ICMS (Tax on Revenue)	333,366	266,489
2.01.03.02.02	Others State	-	4
2.01.03.03	Municipal Tax Obligations	3,358	3,247
2.01.03.03.01	Others Municipal	3,358	3,247
2.01.04	Loans and financing	2,848,669	3,526,208
2.01.04.01	Loans and financing	1,826,299	1,191,025
2.01.04.01.01	Brazilian currency	1,348,263	1,047,191
2.01.04.01.02	Foreign Currency	478,036	143,834
2.01.04.02	Debentures	1,022,370	2,335,183
2.01.04.02.01	Debentures	723,313	2,042,075
2.01.04.02.02	Interest on debentures	299,057	293,108
2.01.05	Other liabilities	1,390,760	1,010,231
2.01.05.02	Others	1,390,760	1,010,231
2.01.05.02.01	Dividends and interest on shareholders´ equity	19,031	19,086
2.01.05.02.04	Derivatives	-	38
2.01.05.02.05	Post-employment benefit obligation	87,444	85,374
2.01.05.02.06	Regulatory charges	376,650	43,795
2.01.05.02.07	Public utility	4,099	4,000
2.01.05.02.08	Other payable	897,098	835,940
2.01.05.02.09	Sector financial liability	6,438	21,998
2.02	Noncurrent liabilities	20,085,962	18,297,200
2.02.01	Loans and financing	17,440,437	15,623,751
2.02.01.01	Loans and financing	11,293,902	9,487,351
2.02.01.01.01	Brazilian currency	6,262,549	6,192,973
2.02.01.01.02	Foreign Currency	5,031,353	3,294,378
2.02.01.02	Debentures	6,146,535	6,136,400
2.02.01.02.01	Debentures	6,146,535	6,136,400
2.02.02	Other payable	783,755	797,093
2.02.02.02	Other	783,755	797,093
2.02.02.02.03	Derivatives	13,141	13,317
2.02.02.02.04	Post-employment benefit obligation	494,235	518,386
2.02.02.02.06	Public utility	81,977	80,992
2.02.02.02.07	Other payable	169,479	183,766
2.02.02.02.08	Suppliers	633	632
2.02.02.02.09	Sector financial liability	24,290	-
2.02.03	Deferred taxes	1,378,227	1,385,498
2.02.03.01	Deferred Income tax and Social Contribution	1,378,227	1,385,498
2.02.04	Provisions	483,543	490,858
2.02.04.01	Civil, Labor, Social and Tax Provisions	483,543	490,858
2.02.04.01.01	Tax Provisions	161,732	157,413
2.02.04.01.02	Labor and pension provisions	115,020	124,261
2.02.04.01.04	Civil provisions	179,241	172,564
2.02.04.01.05	Others	27,550	36,620
2.03	Shareholders´ equity - consolidated	9,526,523	9,384,512
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,574,634	1,536,136
2.03.04.01	Legal reserves	650,811	650,811
2.03.04.02	Statutory reserve	923,823	885,325
2.03.05	Retained earnings	136,970	-
2.03.08	Other comprehensive income	139,394	145,892
2.03.09	Shareholders Non-controlling interest	2,414,019	2,440,978

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 03/31/2015	Previous Year 01/01/2014 to 03/31/2014
3.01	Net operating revenues	5,290,068	3,927,309
3.02	Cost of electric energy services	(4,276,615)	(3,133,470)
3.02.01	Cost of electric energy	(3,597,851)	(2,552,244)
3.02.02	Operating cost	(448,102)	(391,850)
3.02.03	Services rendered to third parties	(230,662)	(189,376)
3.03	Gross Operating income	1,013,453	793,839
3.04	Gross Operating income (expense)	(355,474)	(285,431)
3.04.01	Sales expenses	(106,220)	(101,322)
3.04.02	General and administrative	(178,140)	(163,078)
3.04.05	Others	(88,238)	(92,106)
3.04.06	Equity income	17,124	71,075
3.05	Income before financial income and taxes	657,979	508,408
3.06	Financial income / expense	(366,729)	(222,905)
3.06.01	Financial income	287,073	228,687
3.06.02	Financial expense	(653,802)	(451,592)
3.07	Income before taxes	291,250	285,503
3.08	Income tax and social contribution	(148,940)	(111,101)
3.08.01	Current	(41,463)	(166,915)
3.08.02	Deferred	(107,477)	55,814
3.09	Net income from continuing operations	142,310	174,402
3.11	Net income	142,310	174,402
3.11.01	Net income attributable to controlling shareholders	168,970	176,496
3.11.02	Net income attributable to noncontrolling shareholders	(26,660)	(2,094)
3.99	Earning per share - (R$ / share)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 03/31/2015	Previous Year 01/01/2014 to 03/31/2014
4.01	Consolidated net income	142,310	174,402
4.02	Other comprehensive income	-	4
4.02.01	Actuarial gain	-	4
4.03	Consolidated comprehensive income	142,310	174,406
4.03.01	Comprehensive income attributtable to controlling shareholders	168,970	176,500
4.03.02	Comprehensive income attributable to non controlling shareholders	(26,660)	(2,094)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2015 to 03/31/2015	YTD previous year 01/01/2014 to 03/31/2014
6.01	Net cash from operating activities	(82,269)	(269,272)
6.01.01	Cash generated from operations	1,241,269	885,765
6.01.01.01	Net income, including income tax and social contribution	291,250	285,503
6.01.01.02	Depreciation and amortization	313,933	278,599
6.01.01.03	Reserve for tax, civil, labor and environmental risks	25,974	33,509
6.01.01.04	Interest and monetary and exchange restatement	584,343	328,484
6.01.01.05	Losses on pension plan	16,344	12,041
6.01.01.06	Losses on disposal of noncurrent assets	3,554	13,211
6.01.01.07	Deferred taxes - PIS and COFINS	1,704	(17,349)
6.01.01.08	Other	13	116
6.01.01.09	Allowance for doubtful accounts	21,278	22,726
6.01.01.10	Equity income	(17,124)	(71,075)
6.01.02	Variation on assets and liabilities	(1,323,538)	(1,155,037)
6.01.02.01	Consumers, Concessionaires and Licensees	(799,111)	(225,313)
6.01.02.02	Recoverable Taxes	10,658	23,243
6.01.02.03	Leases	502	(2,788)
6.01.02.04	Escrow deposits	9,291	20,065
6.01.02.05	Sector financial asset	(18,846)	(52,882)
6.01.02.06	Receivables - Resources provided by the Energy Development Account - CDE / CCEE	(227,146)	555,423
6.01.02.07	Other operating assets	(122,959)	(178,246)
6.01.02.08	Suppliers	102,508	118,562
6.01.02.09	Taxes and social contributions paid	(38,425)	(33,088)
6.01.02.10	Other taxes and social contributions	(362,758)	(283,477)
6.01.02.11	Employee Pension Plans	332,856	11,818
6.01.02.12	Interest paid on debt	(47,878)	(38,602)
6.01.02.13	Regulator charges	43,306	30,644
6.01.02.15	Tax, civil and labor risks paid	1,368	(1,094,756)
6.01.02.17	Sector financial liability	22,850	(5,640)
6.01.02.18	Payable - Resources provided by the CDE	(224,161)	-
6.01.02.19	Sector financial liability	(5,593)	-
6.02	Net cash in investing activities	(349,766)	(333,874)
6.02.01	Acquisition of property, plant and equipment	(153,280)	(68,199)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	(36,949)	16,094
6.02.04	Acquisition of intangible assets	(177,505)	(171,558)
6.02.05	Sale of noncurrent assets	7,514	5,242
6.02.06	Business combination paid, net of acquired cash	-	(67,830)
6.02.08	Intercompany loans with subsidiaries and associated companies	-	(2,179)
6.02.09	Capital increase in existing investments	-	(45,444)
6.02.10	Sale of interest in investees	10,454	-
6.03	Net cash in financing activities	102,378	639,480
6.03.01	Loans, financing and debentures obtained	2,647,684	1,246,746
6.03.02	Payments of Loans, financing , debentures and derivatives	(2,530,898)	(595,811)
6.03.03	Dividend and interest on shareholders’ equity paid	(54)	(12,006)
6.03.04	Capital increase by noncontrolling shareholders	-	551
6.03.05	Business combination payment	(14,354)	-
6.05	Increase (decrease) in cash and cash equivalents	(329,657)	36,334
6.05.01	Cash and cash equivalents at beginning of period	4,357,455	4,206,422
6.05.02	Cash and cash equivalents at end of period	4,027,798	4,242,756

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2015 to March 31, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,440,978	9,384,513
5.03	Adjusted opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,440,978	9,384,513
5.04	Capital transactions within shareholders	-	-	-	-	-	-	(300)	(300)
5.04.08	Other effects	-	-	-	-	-	-	(300)	(300)
5.05	Total comprehensive income	-	-	-	168,969	-	168,969	(26,660)	142,309
5.05.01	Net income for the period	-	-	-	168,969	-	168,969	(26,660)	142,309
5.06	Internal changes of shareholders equity	-	-	38,499	(32,000)	(6,499)	-	1	1
5.06.04	Realization of deemed cost of fixed assets	-	-	-	9,847	(9,847)	-	-	-
5.06.05	Tax on deemed cost realization	-	-	-	(3,348)	3,348	-	-	-
5.06.06	Formation of reserve	-	-	38,499	(38,499)	-	-	-	-
5.06.07	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	1	1
5.07	Ending balance	4,793,424	468,082	1,574,635	136,969	139,394	7,112,504	2,414,019	9,526,523

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to March 31, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income		Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
							Shareholders´ equity
5.01	Opening balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899	1,774,819	8,798,718
5.03	Adjusted opening balance	4,793,424	287,630	1,545,178	-	397,667	7,023,899	1,774,819	8,798,718
5.04	Capital transactions within shareholders	-	(2,153)	-	-	-	(2,153)	(12,840)	(14,992)
5.04.08	Loss in equity interest	-	(1,960)	-	-	-	(1,960)	510	(1,450)
5.04.09	IPO of CPFL Renováveis	-	(193)	-	-	-	(193)	(134)	(326)
5.04.10	Dividend approved	-	-	-	-	-	-	(11,900)	(11,900)
5.04.11	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(1,316)	(1,316)
5.05	Total comprehensive income	-	-	-	176,496	4	176,500	(2,094)	174,405
5.05.01	Net income for the period	-	-	-	176,496	-	176,496	(2,094)	174,401
5.05.02	Other Comprehensive Income	-	-	-	-	4	4	-	4
5.06	Internal changes of shareholders equity	-	-	38,467	(31,932)	(6,535)	-	(67)	(67)
5.06.01	Legal reserve	-	-	38,467	(38,467)	-	-	-	-
5.06.04	Realization of deemed cost of fixed assets	-	-	-	9,902	(9,902)	-	-	-
5.06.05	Tax on deemed cost realization	-	-	-	(3,367)	3,367	-	-	-
5.06.06	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(67)	(67)
5.07	Ending balance	4,793,424	285,477	1,583,645	144,564	391,136	7,198,246	1,759,818	8,958,064

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 03/31/2015	Previous Year 01/01/2014 to 03/31/2014
7.01	Revenues	7,767,943	5,277,856
7.01.01	Sales of goods, products and services	7,405,069	5,027,052
7.01.02	Other revenue	230,808	188,770
7.01.02.01	Revenue from construction of infrastructure distribution	230,808	188,770
7.01.03	Revenues related to the construction of own assets	153,344	84,760
7.01.04	Allowance for doubtful accounts	(21,278)	(22,726)
7.02	Inputs	(4,623,446)	(3,333,028)
7.02.01	Cost of sales	(3,981,694)	(2,835,331)
7.02.02	Material-Energy-Outsourced services-Other	(537,401)	(395,675)
7.02.04	Other	(104,351)	(102,022)
7.03	Gross added value	3,144,497	1,944,828
7.04	Retentions	(314,301)	(278,599)
7.04.01	Depreciation and amortization	(229,600)	(206,955)
7.04.02	Other	(84,701)	(71,644)
7.04.02.01	Intangible concession asset - amortization	(84,701)	(71,644)
7.05	Net added value generated	2,830,196	1,666,229
7.06	Added value received in transfer	304,197	300,997
7.06.02	Financial revenue	287,073	229,922
7.06.03	Other	17,124	71,075
7.07	Added Value to be Distributed	3,134,393	1,967,226
7.08	Distribution of Added Value	3,134,393	1,967,226
7.08.01	Personnel	217,105	189,194
7.08.01.01	Direct Remuneration	132,979	116,080
7.08.01.02	Benefits	72,632	63,060
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	11,494	10,054
7.08.02	Taxes, Fees and Contributions	2,112,284	1,133,990
7.08.02.01	Federal	1,083,065	370,570
7.08.02.02	State	1,025,689	760,354
7.08.02.03	Municipal	3,530	3,066
7.08.03	Remuneration on third parties’ capital	662,694	469,641
7.08.03.01	Interest	648,993	454,209
7.08.03.02	Rental	13,701	11,609
7.08.03.03	Other	-	3,823
7.08.04	Remuneration on own capital	142,310	174,401
7.08.04.03	Retained Earnings / Loss for the Period	142,310	174,401

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The drop in net income in the quarter was R$ 7,526, compared with the same quarter of 2014 (profit of R$ 168,970 in 2015 and R$ 176,496 in 2014), primarily due to a decrease financial revenues.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	1st Quarter
	2015	2014	%
Operating revenues	7,635,877	5,215,823	46.4%
Electricity sales to final consumers (*)	5,266,724	3,755,166	40.3%
Electricity sales to wholesaler´s	856,462	700,955	22.2%
Revenue from construction of concession infrastructure	230,808	188,770	22.3%
Other operating revenues (*)	593,300	570,931	3.9%
Sector financial asset and liability	688,584	-	0.0%
Deductions from operating revenues	(2,345,809)	(1,288,513)	82.1%
Net operating revenue	5,290,068	3,927,309	34.7%
Cost of eletric energy	(3,597,851)	(2,552,244)	41.0%
Electricity purchased for resale	(3,203,931)	(2,359,960)	35.8%
Electricity network usage charges	(393,920)	(192,284)	104.9%
Operating cost/expense	(1,051,362)	(937,733)	12.1%
Personnel	(225,033)	(196,669)	14.4%
Employee pension plans	(16,344)	(12,041)	35.7%
Materials	(32,180)	(27,883)	15.4%
Outside services	(135,865)	(119,355)	13.8%
Depreciation and amortization	(229,232)	(206,955)	10.8%
Intangible of concession amortization	(84,701)	(71,644)	18.2%
Costs related to infrastructure construction	(230,178)	(188,770)	21.9%
Other	(97,828)	(114,416)	-14.5%
Income from electric energy service	640,855	437,333	46.5%
Financial income (expense)	(366,729)	(222,905)	64.5%
Income	287,073	228,686	25.5%
Expense	(653,802)	(451,592)	44.8%
Interest in subsidiaries, associates and joint ventures	17,124	71,075	-75.9%
Income before taxes	291,250	285,503	2.0%
Social Contribution	(41,463)	(30,429)	36.3%
Income Tax	(107,477)	(80,672)	33.2%
Net income	142,310	174,401	-18.4%

Net income attributable to the shareholders of the company	168,970	176,496	-4.3%
Net income/(loss) attributable to the non controlling interests	(26,660)	(2,094)	1172.9%

EBITDA	972,196	787,302	23.5%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

Net income for the period and EBITDA reconciliation
Net income	142,310	174,401
Depreciation and amortization	313,933	278,599
Amortization of value-added of assets	284	295
Financial income (expense)	366,729	222,905
Social contribution	41,463	30,429
Income tax	107,477	80,672
EBITDA	972,196	787,302

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

 Gross Operating Revenue

The Gross Operating Revenue in the 1st quarter of 2015 was R$ 7,635,877, up 46.4% (R$ 893,768) compared with the same quarter of the previous year.

The main factors in this change were:

•       Increase of 40.3% (R$ 1,511,558) in the supply of electric energy, due to an increase of 44.8% (R$ 1,630,401) in the average tariffs charged as a result of (i) annual tariff adjustments, (ii) extraordinary tariff adjustment, and (iii) tariff flag, partially offset by the reduction of 3.2% in the volume of energy sold;

•       Increase of 22.2% (R$ 155,506) in the energy supplied, caused mainly by:

o   Increase of 40.1% (R$ 145,702) in sales to Other concessionaires and licensees, mainly due to the increase of (i) R$ 64,595 in bilateral contract, (ii) begin of DESA consolidation, and (iii) R$ 16,375 in the sales revenue of CPFL Renováveis mainly by the beginning of operation and major generation at the biomass and wind power plants.

o   Increase of 6.2% (R$ 13,451) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”).

•       Increase of 22.3% (R$ 42,038) in revenue from construction of the concession infrastructure due to the raise in investments in the quarter.

•       Increase of R$ 688,584 in sector financial asset and liability, due to the accounting of assets and/or liabilities arising  from the differences of Parcel A and other components (receivable and/or payable), previously denominated regulatory asset/liability.

•       Increase of 3.9% (R$ 22,368) in other operating revenues, due mainly (i) revenue resulting from the Tariff for the Use of the Distribution System – TUSD free consumers (R$ 96,961) basically due to tariff adjustment, partially offset by (ii) decrease of generation reimbursement, which accounting begin on December 2014, and (iii) decrease of accounting for subsidies and discounts on tariffs reimbursed by funds from the CDE
(R$ 19,724).

Quantity of Energy Sold

The quantity of energy billed to final consumers in the 1st quarter of 2015 decreased by 1.8% in relation to the same period of the previous year. This was due to the record temperatures recorded at the beginning of 2014, which raised the basis for comparison. However, the average growth in relation to the first quarter of 2013 is 3.5%.

The residential category, which accounts for 40.1% of the total captive market, recorded growth of 0.2% and compared with 2013, the average growth is 6.6%, i.e., in line with the historic average and the increase in new consumer units.

The commercial category, which accounts for 22.3% of the total captive market, recorded an decrease of 1.1%. The performance of this class was also influenced by the high temperatures in 2014; however, comparing the average growth with the first quarter of 2013, the commercial class in the concession area maintained a good performance, with growth of 4.4%.

The industrial category, which represents 18.6% of the total captive market, reported a drop of 3.7% This performance, which was already expected, is a direct consequence of the poor results of industrial activity in Brazil, which fell by -3.4%, year-to-date (to January 2015). Among the factors behind the decline in industrial activity and consequent drop in consumption by this class are high inventories and the current political and economic uncertainties in Brazil. Another significant factor is the impact of holiday shutdowns in some sectors in December and January, with a view to adjusting excess inventories, as in case of the automobile industry. As a further result of these factors, effects on CPFL Brasil (drop of 13.5%) of the reduction in consumption of industry in general

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Tariffs

In the 1st quarter of 2015, the supply tariffs increased by an average of 44.8%. This was largely due to the net effect of the distributors' annual tariff adjustment and extraordinary tariff review increase, as follows:

		Annual tariff adjustment - RTA		Extraordinary tariff review
		2015	2014	2015
Distributor	Month	Effect perceived by consumers (a)	Effect perceived by consumers (a)	Effect perceived by consumers
CPFL Paulista	April (b)	4.67%	17.23%	32.28%
CPFL Piratininga	October	(c)	22.43%	29.78%
RGE	June	(c)	22.77%	37.16%
CPFL Santa Cruz	February	27.96%	26.00%	10.04%
CPFL Leste Paulista	February	24.89%	-5.32%	19.54%
CPFL Jaguari	February	45.70%	3.70%	23.01%
CPFL Sul Paulista	February	28.38%	0.43%	21.95%
CPFL Mococa	February	29.28%	-9.53%	16.59%

a.     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

b.     The annual tariff adjustment for the subsidiary CPFL Paulista occurred in April 2015. The perception of consumers is in comparison to the extraordinary tariff review of March 2015

c.     The related annual tariff increases for 2015 have not yet been made.

Additionally, in 2015 the tariff flag system came into effect, created by Normative Resolution nº 547/13, effective from January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 1st quarter of 2015 amounted to R$ 2,345,809, up 82.1% (R$ 1,057,296) on the same quarter of 2014, largely due to:

•       Increase of 57.5% (R$ 243,193) in PIS and COFINS, largely as a result of the increase in the calculation base for these taxes (electricity sales to final consumer, energy supply, sector financial asset and liability and other revenues);

•       Increase of 35.3% (R$ 267,492) in ICMS, largely as a result of the up of 36.2% in the supply billed;

•       Increase of 514.3% (R$ 546,372) in sector charges, mainly caused by (i) increase of
R$ 378,004 in the Energy Development Account – CDE due to ratification of the new quota for 2015 and (ii) approved tariff flag liabilities should be accounted for as other consumer charges (R$ 152,123).

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 3,597,851, up 41.0% (R$ 1,045,607) on the same period of the previous year, mainly due to:

•       An increase of 35.8% (R$ 843,971) in electric energy purchased for resale, due to:

o   reimbursement of costs by the resources from CDE, in the first quarter of 2014,  (R$ 1,169,815) for hydrological risk and overcontracting for the distribution subsidiaries;

o   increase of 77.4% (R$ 265,162) in energy bought from Itaipu, due to dollar raise;

o   an increase of 33.0%  (R$ 677,216) in the average price related to higher output by the thermoelectric plants: greater involuntary exposure, an increase in the settlement price “PLD” and increases in contract prices;

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

o   the effect of the difference between the energy generated and the physical guarantee (GSF - Generation Scaling Factor), valued at the settlement price “PLD”, of Ceran and CPFL  Renováveis (R$ 57,480); partially offset by;

o   decrease of 15.6% (R$ 485,599) due to the reduction in involuntary exposure and in the PLD, and payment system of the thermal plants (PLD x CVU), the cost of which was allocated to energy purchases in 2014 and to the charges line in 2015;

o   accounting of generation reimbursement revenue in the energy cost from December 2014 (R$ 84,613);

o   decrease of 2.2% (R$ 78,273) in energy purchased, due to the drop in sales.

•       Increase of 104.9% (R$ 201,636) in transmission and distribution network usage charges, mainly due to: (i) rise of R$ 134,315 in System Service Charges due to the payment method of thermal plants (PLD x CVU) as mentioned above (ii) increase of R$ 77,346 in basic network charges.

A significant portion of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff increase (see further comments about the impact of regulatory assets and liabilities at the end of the Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 821,184, up 9.6% (R$ 72,222) on the same period of the previous year. This was mainly due to:

•       Personnel:  increase of 14.4% (R$ 28,364), mainly due to the effects of the collective agreement and increase in the workforce;

•       Employee pension plan: increase of 35.7% (R$ 4,303) due to the actuarial report for 2015;

•       Outsourced Services: increase of 13.8% (R$ 16,510), mainly for (i) beginning of DESA consolidation (R$ 5,312), (ii) consultancy costs (R$ 4,182), (iii) machinery and equipment  maintenance (R$ 4,186);

•       Depreciation and Amortization: an increase of 10.8% (R$ 22,277), mainly due to
(i) increase of R$ 16,872 for the subsidiary CPFL Renováveis due to the companies that started operations; and (ii) an increase of R$ 3,774 in amortization of the intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period;

•       Intangible of concession amortization: increase of 18.2% (R$13,058) basically due to increase in subsidiary CPFL Renováveis arising from companies that started operations and new acquisitions;

•       Other Expenses: decrease of 14.5% (16,587), mainly due to the decrease in (i) expenses with assets disposal (R$ 10,752), and (ii) reclassification of inspection fee (R$ 5,984).

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 366,729, compared with R$ 222,905 in the same period of 2014, raise of R$ 143,824 in net expense. This variation is mainly due to:

•       Increase of 25.5% (R$ 58,387) in financial income, mainly due to increase of (i) income from short-term cash investments (R$ 58,939), (ii) restatement of sector financial asset (R$ 9,591), (iii) monetary and exchange restatement (R$ 7,055), (iv) of arrears of interest and fines (R$ 6,316), and (v) restatement of court deposits and tax credits (R$ 4,801);

•         Increase of 44.8% (R$ 202,211) in financial expense, mainly due to (i) increase of  R$ 118,681 in debt charges and monetary and exchange restatement as a result of the increased debt and rise in indicators, particularly the CDI, (ii) Itaipu exchange rate (R$ 69,617) (iii) decrease of R$ 9,903 in interest capitalized, and (iv) increase of R$ 3,496 in restatement of sector financial liability.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Interest in subsidiaries, associates and joint ventures

Changes in consolidated equity income relate to income from equity in joint ventures, as shown below:

	1st quarter 2015	1st quarter 2014
Epasa	4,076	(10,309)
Baesa	(2,136)	3,863
Campos Novos	5,899	28,380
Chapecoense	9,568	49,436
Amortization of value-added of assets	(284)	(295)
Total	17,124	71,075

•         Epasa:  positive effect of R$ 14,386, basically due to decrease with reimbursement to distributors cost (R$ 7,154) and energy acquisition cost (R$ 3,393), due to PLD drop;

•         Campos Novos: negative effect of R$ 22,842 basically due to (i) additional cost with 30 GWh energy acquired in the short term market (R$ 13,628), and (ii) decrease in supply energy revenue (R$ 3,496);

•         Chapecoense:  negative effect of R$ 39,869 basically due to (i) decrease in the revenue of supply energy in the short term market (R$ 27,173) due to PLD drop and (ii) additional cost with energy acquired in the short term market (R$ 6,546).

Social Contribution and Income Tax

Taxes on income in the 1st quarter of 2015 were R$ 148,940, increase of 34.1% (R$37,839) in relation to the expense and recorded in the same quarter of 2014, primarily due to the effects of changes in income before taxes.

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 142,310, 18.4% (R$ 32,092) lower than the same period of 2014.

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 1st quarter of 2015 was R$ 972,196, or 23.5% (R$ 184,894) lower than the same quarter of 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at March 31, 2015, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	1 st Quarter
	2015	2014	%
Operating revenues	475,654	564,682	-15.8%
Electricity sales to final consumers	276,255	228,457	20.9%
Electricity sales to wholesaler´s	199,399	330,586	-39.7%
Other operating revenues	-	5,640	-100.0%
Deductions from operating revenues	(61,589)	(64,552)	-4.6%
Net operating revenue	414,065	500,130	-17.2%
Cost of eletric energy	(386,066)	(426,348)	-9.4%
Electricity purchased for resale	(386,065)	(426,310)	-9.4%
Electricity network usage charges	(0)	(38)	-98.9%
Operating cost/expense	(9,636)	(8,754)	10.1%
Personnel	(5,575)	(4,954)	12.5%
Materials	(41)	(39)	4.1%
Outside services	(1,513)	(1,687)	-10.3%
Depreciation and amortization	(1,149)	(1,105)	4.0%
Other	(1,359)	(970)	40.0%
Income from electric energy service	18,363	65,027	-71.8%
Financial income (expense)	4,527	2,047	121.1%
Income	12,083	8,922	35.4%
Expense	(7,556)	(6,875)	9.9%
Income before taxes	22,890	67,075	-65.9%
Social contribution	(2,080)	(6,063)	-65.7%
Income tax	(5,860)	(16,893)	-65.3%
Net income	14,950	44,119	-66.1%

Net income attributable to the shareholders of the company	14,950	44,119	-66.1%

EBITDA	19,511	66,132	-70.5%

Net income for the period and EBITDA reconciliation
Net income	14,950	44,119
Depreciation and amortization	1,149	1,105
Financial income (expense)	(4,527)	(2,047)
Social contribution	2,080	6,063
Income tax	5,860	16,893
EBITDA	19,511	66,132

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Gross Revenue

Gross Revenue for the 1st quarter of 2015 was R$ 475,654, down R$ 89,028 (15.8%) in relation to the same quarter of 2014. The decrease is mainly due to:

•         Sales in the CCEE: decrease of R$ 110,706, due to a decrease of 127 GWh (R$ 92,490) in the volume sold and of 30% (R$ 18,216) in the average price; and

•         Bilateral Agreements: increase of R$ 27,318 due to the increase of 36.3% (R$ 115,249) in the average price, partially offset by the drop in sales of 583 GWh (R$ 87,931).

Cost of Electric Energy

The cost of electric energy in the 1st quarter of 2015 was R$ 386,066, down R$ 40,282 (9.4%) on the same quarter of 2014, basically explained by:

•         Bilateral Agreements: decrease of R$ 32,006, due to a 750 GWh (R$ 103,686) reduction in volume acquired, partially offset by an increase of 24% (R$ 71,680) in the average price.

•         Purchase in the CCEE: decrease of R$ 8,238, due to drop of 54% (R$ 19,425) in the average price, partially offset by an increase of 15 GWh (R$ 11,187) in the volume acquired.

Financial income (expense)

The financial income (expense) in the 1st quarter of 2015 was net income of R$ 4,427, up R$ 2,480 (121.1%) on the same quarter of 2014, basically due to revenue of interest and fines of receivables in the first quarter of 2015 (R$ 3,663).

Net Income for the period and EBITDA

Net financial income in the 1st quarter of 2015 was R$ 14,950, down R$ 29,169 (66.1%) on the same quarter of 2014.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 1st quarter of 2015 was R$ 19,511 less than the recorded in the same quarter of 2014 (R$ 66,132) (unaudited).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

Notes to Interim financial statements

Assets

CPFL ENERGIA S.A.
Balance Sheets as of March 31, 2015 and December 31, 2014
(in thousands of Brazilian reais)
		Parent company		Consolidated
Assets	Note	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Current
Cash and cash equivalents	5	28,599	799,775	4,027,798	4,357,455
Consumers, concessionaires and licensees	6	-	-	3,033,719	2,251,124
Dividends and interest on shareholders´ equity receivable	12	893,328	942,367	54,483	54,483
Financial investments	-	-	-	12,527	5,324
Recoverable taxes	7	52,740	49,071	333,921	329,638
Derivatives	33	37,560	-	89,842	23,260
Sector financial asset	8	-	-	884,576	610,931
Materials and supplies	-	-	-	22,378	18,505
Leases	-	-	-	13,329	12,396
Financial asset of concession	10	-	-	559,942	540,094
Other credits	11	2,427	976	1,000,067	1,011,495
Total current		1,014,654	1,792,189	10,032,581	9,214,704

Noncurrent
Consumers, concessionaires and licensees	6	-	-	117,184	123,405
Loans to subsidiaries, associates and joint ventures	-	2,312	12,089	103,396	100,666
Escrow deposits	21	654	546	1,171,261	1,162,477
Recoverable taxes	7	-	-	140,539	144,383
Sector financial asset	8	-	-	292,721	321,788
Derivatives	33	-	-	1,251,437	584,917
Deferred taxes credits	9	150,404	150,628	894,270	938,496
Advances for future capital increase	-	55,187	55,157	-	-
Leases	-	-	-	33,735	35,169
Financial asset of concession	10	-	-	2,998,843	2,834,522
Investment at cost	-	-	-	116,654	116,654
Other credits	11	15,535	15,818	423,522	388,828
Investment	12	6,482,274	6,290,998	1,108,829	1,098,769
Property, plant and equipment	13	1,074	843	8,921,549	8,878,064
Intangible assets	14	12	18	9,014,873	9,155,973
Total noncurrent		6,707,453	6,526,098	26,588,813	25,884,112

Total assets		7,722,107	8,318,287	36,621,394	35,098,816

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Balance Sheets as of March 31, 2015 and December 31, 2014
(in thousands of Brazilian reais)

		Parent company		Consolidated
Liabilities and shareholders' equity	Note	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Current
Suppliers	15	2,089	791	2,147,001	2,374,147
Accrued interest on debts	16	5,379	-	100,918	97,525
Accrued interest on debentures	17	-	15,020	299,056	293,108
Loans and financing	16	535,667	-	1,725,381	1,093,500
Debentures	17	-	1,289,386	723,313	2,042,075
Post-employment benefit obligation	18	-	-	87,444	85,374
Regulatory charges	19	-	-	376,650	43,795
Taxes and social contributions payable	20	1,524	1,859	541,705	436,267
Dividends and Interest on Equity	-	13,501	13,555	19,031	19,086
Accrued liabilities	-	-	-	80,774	70,252
Derivatives	33	-	-	-	38
Sector financial liability	8	-	-	6,438	21,998
Public Utilities	22	-	-	4,099	4,000
Other accounts payable	23	15,794	17,877	897,098	835,941
Total current		573,954	1,338,488	7,008,908	7,417,104

Noncurrent
Suppliers	15	-	-	633	633
Accrued interest on debts	16	-	-	73,400	60,717
Loans and financing	16	-	-	11,220,501	9,426,634
Debentures	17	-	-	6,146,535	6,136,400
Post-employment benefit obligation	18	-	-	494,235	518,386
Deferred taxes debits	9	-	-	1,378,227	1,385,498
Reserve for tax, civil and labor risks	21	846	725	483,545	490,858
Derivatives	33	-	-	13,141	13,317
	8	-	-	24,290	-
Public utilities	22	-	-	81,977	80,992
Other accounts payable	23	34,803	35,540	169,479	183,766
Total noncurrent		35,649	36,264	20,085,962	18,297,200

Shareholders' equity	24
Capital		4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves		468,082	468,082	468,082	468,082
Profit reserves		650,811	650,811	650,811	650,811
Statutory reserve - financial asset of concession		368,935	330,437	368,935	330,437
Statutory reserve - working capital improvement		554,888	554,888	554,888	554,888
Other comprehensive income		139,394	145,893	139,394	145,893
		136,970	-	136,970	-
		7,112,504	6,943,535	7,112,504	6,943,535
Net equity attributable to noncontrolling shareholders		-	-	2,414,019	2,440,978
Total shareholders' equity		7,112,504	6,943,535	9,526,523	9,384,513

Total liabilities and shareholders' equity		7,722,107	8,318,287	36,621,394	35,098,816

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of income for the periods ended on March 31, 2015 and 2014
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company		Consolidated
Statement of income	Note	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014

Net operating revenue	26	-	-	5,290,068	3,927,309
Cost of electric energy services
Cost of electric energy	27	-	-	(3,597,851)	(2,552,244)
Operating cost	28	-	-	(448,102)	(391,850)
Services rendered to third parties	28	-	-	(230,662)	(189,377)

Gross operating income		-	-	1,013,453	793,839
Operating expenses	28
Sales expenses		-	-	(106,220)	(101,322)
General and administrative expenses		(7,964)	(5,945)	(178,140)	(163,078)
Other operating expense		-	-	(88,238)	(92,106)

Income from electric energy service		(7,964)	(5,945)	640,855	437,333

Interest in subsidiaries, associates and joint ventures	12	191,276	186,470	17,124	71,075
Financial income (expense)	29
Income		18,380	24,367	287,073	228,686
Expense		(32,429)	(33,206)	(653,802)	(451,592)
		(14,048)	(8,839)	(366,729)	(222,905)
Income before taxes		169,264	171,686	291,250	285,503
Social contribution	9	(59)	1,690	(41,463)	(30,429)
Income tax	9	(235)	3,120	(107,477)	(80,672)
		(294)	4,810	(148,940)	(111,101)

Net income		168,970	176,496	142,310	174,401

Net income attributable to controlling shareholders	25			168,970	176,496
Net income/(loss) attributable to noncontrolling shareholders	25			(26,660)	(2,094)
Earnings per share attributable to controlling shareholders - basic - R$	25	0.17	0.18	0.17	0.18
Earnings per share attributable to controlling shareholders - diluted - R$	25	0.17	0.17	0.17	0.17

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on March 31, 2105 and 2014
(In thousands of Brazilian reais – R$)
	Parent company
	1st quarter 2015	1st quarter 2014

Net income	168,970	176,496

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	-	4

Comprehensive income of the period - parent company	168,970	176,500

	Consolidated
	1st quarter 2015	1st quarter 2014
Net income	142,310	174,401

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	-	4

Comprehensive income of the period - consolidated	142,310	174,405
Comprehensive income attributable to controlling shareholders	168,970	176,500
Comprehensive income attributable to non controlling shareholders	(26,660)	(2,094)

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: March 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on March 31, 2015 and December 31, 2014
(in thousands of Brazilian Reais)

										Net equity attributable to
			Profit reserves			Other comprehensive income				noncontrolling shareholders
				Statutory reserve
	Capital	Capital reserves	Legal reserve	Financial asset of concession	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2014	4,793,424	468,082	650,811	330,437	554,888	483,610	(337,718)	-	6,943,535	17,003	2,423,975	9,384,513

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	168,970	168,970	-	(26,660)	142,310
									-			-
Internal changes of shareholders'equity									-			-
- Realization of deemed cost of fixed assets	-	-	-	-	-	(9,847)	-	9,847	-	(563)	563	-
- Tax on deemed cost realization	-	-	-	-	-	3,348	-	(3,348)	-	192	(192)	-
- Statutory reserve for the period	-	-	-	38,498	-	-	-	(38,499)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	1	1
									-			-
Capital transactions with the shareholders									-			-
- Other effects	-	-	-	-	-	-	-	-	-	-	(300)	(300)
												-
Balance at March 31, 2015	4,793,424	468,082	650,811	368,935	554,888	477,112	(337,718)	136,970	7,112,504	16,631	2,397,388	9,526,523

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on March 31, 2014 and December 31, 2013
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Reserve of retained earnings for investment	Statutory reserve - Financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,037	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Net income for the year	-	-	-	-	-	-	-	-	176,496	176,496	-	(2,094)	174,401
Comprehensive income - Actuarial loss	-	-	-	-	-	-	-	4	-	4	-	-	4
										-			-
Internal changes of shareholders'equity										-			-
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(9,902)	-	9,902	-	188	(188)	-
- Tax on deemed cost realization	-	-	-	-	-	-	3,367	-	(3,367)	-	(64)	64	-
- Statutory reserve for the period	-	-	-	-	38,467	-	-	-	(38,467)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(66)	(66)

Capital transactions with the shareholders
- Additional dividend aproved	-	-	-	-	-	-	-	-	-	-	-	(11,900)	(11,900)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,316)	(1,316)
- Loss in equity interest	-	(1,960)	-	-	-	-	-	-	-	(1,960)	-	510	(1,450)
- IPO of CPFL Renováveis	-	(193)	-	-	-	-	-	-	-	(193)	-	(134)	(326)
													-
Balance at March 31, 2014	4,793,424	285,477	603,352	108,987	303,504	567,802	503,130	(111,995)	144,564	7,198,246	18,614	1,741,203	8,958,064

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR – Date: March 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of cash flow for the periods ended on March 31, 2015 and 2014
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

Income, before income tax and social contribution	169,264	171,686	291,250	285,503
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	43	43	313,933	278,599
Reserve for tax, civil and labor risks	125	11	25,974	33,509
Allowance for doubtful accounts	-	-	21,278	22,726
Interest and monetary adjustment	31,077	32,831	584,343	328,484
Post-employment benefit loss (gain)	-	-	16,344	12,041
Interest in subsidiaries, associates and joint ventures	(191,276)	(186,470)	(17,124)	(71,075)
Loss (gain) on the write-off of noncurrent assets	-	-	3,554	13,211
Deferred taxes (PIS and COFINS)	-	-	1,704	(17,349)
Other	-	-	13	116
	9,233	18,101	1,241,269	885,765
Decrease (increase) In operating assets
Consumers, concessionaires and licensees	-	-	(799,111)	(225,313)
Dividend and interest on equity received	49,039	-	-	-
Recoverable taxes	(3,556)	(62)	10,658	23,243
Lease	-	-	502	(2,788)
Escrow deposits	(101)	-	9,291	20,065
Sector financial asset	-	-	(224,161)	-
Resources provided by the Energy Development Account - CDE / CCEE	-	-	1,368	(1,094,756)
Other operating assets	(1,171)	816	(18,846)	(52,882)

Increase (decrease) In operating liabilities
Suppliers	1,299	547	(227,146)	555,423
Other taxes and social contributions	1,224	483	102,508	118,562
Other liabilities with post-employment benefit obligation	-	-	(38,425)	(33,088)
Regulatory charges	-	-	332,856	11,818
Tax, civil and labor risks paid	(46)	(11)	(47,878)	(38,602)
Sector financial liability	-	-	(5,593)	-
Resources provided by the CDE - payable	-	-	22,850	(5,640)
Other operating liabilities	(2,820)	(2,207)	43,306	30,644
Cash flows provided by operations	53,101	17,667	403,448	192,451
Interests paid	(36,858)	-	(362,758)	(283,477)
Income tax and social contribution paid	(1,628)	-	(122,959)	(178,246)
Net cash from operating activities	14,615	17,667	(82,269)	(269,272)

Investing activities
Price paid in business combination net of cash acquired	-	-	-	(67,830)
Capital increase in investments	-	-	-	(45,444)
Sale of interest in investees	-	-	10,454	-
Additions to property, plant and equipment	(268)	-	(153,280)	(68,199)
Financial investments, pledges, funds and tied deposits	-	-	(36,949)	16,094
Additions to intangible assets	-	-	(177,505)	(171,558)
Sale of noncurrent assets	-	-	7,514	5,242
Advance for future capital increase	(30)	(13,058)	-	-
Loans to subsidiaries, associates and joint ventures	10,178	6,884	-	(2,179)

Net cash flow from investing activities	9,880	(6,174)	(349,766)	(333,874)

Financing activities
Capital increase by noncontrolling shareholders	-	-	-	551
Loans, financing and debentures obtained	494,383	-	2,647,684	1,246,746
Loans, financing, debentures and derivatives paid	(1,290,000)	-	(2,530,898)	(595,811)
Business combination payment	-	-	(14,354)	-
Dividend and interest on shareholders’ equity paid	(54)	(106)	(54)	(12,006)
Net cash flow provided by (used in) financing activities	(795,671)	(106)	102,378	639,480
Increase (decrease) in cash and cash equivalents	(771,176)	11,387	(329,657)	36,334
Opening balance of cash and cash equivalents	799,775	990,672	4,357,455	4,206,422
Closing balance of cash and cash equivalents	28,599	1,002,059	4,027,798	4,242,756

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR – Date: March 31, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Added value statements of income for the periods ended on March 31, 2015 and 2014
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014
1. Revenues	268	-	7,767,943	5,277,856
1.1 Operating revenues	-	-	7,405,069	5,027,052
1.2 Revenue related to the construction of own assets	268	-	153,343	84,760
1.3 Revenue from construction of concession infrastructure	-	-	230,808	188,770
1.4 Allowance of doubtful accounts	-	-	(21,278)	(22,726)

2. (-) Inputs	(2,875)	(1,966)	(4,623,445)	(3,333,027)
2.1 Electricity purchased for resale	-	-	(3,981,694)	(2,835,331)
2.2 Material	(262)	(3)	(296,167)	(178,183)
2.3 Outsourced services	(2,337)	(1,663)	(241,234)	(217,491)
2.4 Other	(276)	(300)	(104,350)	(102,022)

3. Gross added value (1 + 2)	(2,608)	(1,966)	3,144,497	1,944,828

4. Retentions	(43)	(43)	(314,300)	(278,599)
4.1 Depreciation and amortization	(43)	(43)	(229,600)	(206,955)
4.2 Amortization of intangible assets	-	-	(84,701)	(71,644)

5. Net added value generated (3 + 4)	(2,651)	(2,009)	2,830,197	1,666,229

6. Added value received in transfer	209,656	210,837	304,197	300,996
6.1 Financial Income	18,380	24,367	287,073	229,921
6.2 Interest in subsidiaries, associates and joint ventures	191,276	186,470	17,124	71,075

7. Added value to be distributed (5 + 6)	207,006	208,828	3,134,394	1,967,226

8. Distribution of added value
8.1 Personnel and charges	4,435	3,218	217,106	189,194
8.1.1 Direct remuneration	2,031	1,704	132,979	116,080
8.1.2 Benefits	2,112	1,294	72,632	63,060
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	291	221	11,495	10,054
8.2 Taxes, fees and contributions	3,097	(4,127)	2,112,284	1,133,990
8.2.1 Federal	3,092	(4,152)	1,083,065	370,570
8.2.2 Estate	6	24	1,025,689	760,354
8.2.3 Municipal	-	-	3,529	3,065
8.3 Interest and rentals	30,504	33,241	662,694	469,641
8.3.1 Interest	30,469	33,206	648,993	454,209
8.3.2 Rental	35	35	13,700	11,609
8.3.3 Other	-	-	-	3,824
8.4 Interest on capital	168,970	176,496	142,310	174,401
8.4.1 Retained earnings	168,970	176,496	142,310	174,401
	207,006	208,828	3,134,394	1,967,226

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR – Date: March 31, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR MARCH 31, 2015

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)       OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following operational subsidiaries and joint ventures (unaudited information on the concession area, number of consumers, energy production capacity and associated data):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,155	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,631	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,423	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	203	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	45	16 years	July 2015

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs (a) e 1 Thermal	694	694
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	195
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	3 SHPs and 6 MHPs (g)	24	24

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Basil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Private corporation	Energy efficiency management(e)	Direct 100%
CPFL Transmissora Morro Agudo S.A (" CPFL Transmissão Morro Agudo") (e)	Private corporation	Energy transmission	Direct 100%
CPFL TI Nect Serviços de Informática Ltda. ( CPFL TI Nect) (f)	Limited company	Provision of thecnology services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

a)     SHP – Small Hydroelectric Plant

b)    Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

c)     CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At March 31, 2015, CPFL Renováveis had a portfolio of 129 project, being 3,020.5 MW of installed capacity (1,797.8  MW operational), as follows:

•         Hydroelectric generation: 48 SHP’s (571  MW) being 38 SHP’s operational (399 MW) and  10 SHP’s under developing  (172 MW);

•         Wind power generation: 73 projects (2,078.4 MW) being 34 projects operational (1,027.7 MW) and 39 projects under construction/developing (1,050.7 MW);

•         Biomass power generation: 8 plants operational (370 MW);

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

•         Solar energy generation: 1 solar plant operational (1.1 MW).

d)    The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó

e)     The incorporation of CPFL Transmissora Morro Agudo S.A., parent company of CPFL Geração, was approved in January 2015, with the objective of operating and exploiting electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

f)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“CPFL TI Nect”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services.

g)    MHP – micro hydroelectric plant

In relation to the concession term that end 2015, on 26 June, 2012, our subsidiaries filled a request for  extension of the concession contracts, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. Our subsidiaries confirmed the request for extension on October 10, 2012. On January 17, 2014, ANEEL advised our subsidiaries, through Circular letter 01/2014 DR/ANEEL, that it is analyzing the applications for extension of the concessions and the final approval for such extension is within the Grantor responsibilities. By the date of approval of these interim financial statements, Management doesn’t know the terms of the extension. However, Management expects that the requests for extension will be approved, and if there is no extension, no significant effects are anticipated on the consolidated operations and the interim financial statements

(2)     PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1  Basis of presentation:

The individual (Parent Company) and consolidated interim financial statements were prepared, under International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and with generally accepted accounting principles in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), in particular the CPC 21 (R1) - Interim Financial Reporting.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2014, and should be read together with those statements.

The consolidated interim financial statements were authorized for issue by the Board of Directors on April 30, 2015.

2.2  Basis of measurement:

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

2.3  Use of estimates and judgments:

The preparation of the interim financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred taxes credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other credits (Allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment and recognition of impairment losses;

•         Note 14 – Intangible assets and recognition of impairment losses;

•         Note 18 – Post-employment benefit obligation;

•         Note 21 – Provisions for tax, civil and labor risks and escrow deposits;

•         Note 23 – Other accounts payable (Provision to environmental costs)

•         Note 26 – Net operating revenues;

•         Note 27 – Cost of electric energy;

•         Note 33 – Financial instruments; and

•         Lease.

2.4  Functional currency and presentation currency:

The Company’s functional currency is the Brazilian Real, and the interim financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5  Basis of consolidation:

      i.        Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recorded amount of any non-controlling interest in the acquiree, less the recorded amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

     ii.        Subsidiaries and joint ventures:

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries, and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company interim financial statements. Joint ventures and associates are accounted by equity method in the consolidated financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for our subsidiaries. Prior to consolidation in the Company's interim financial statements, the interim financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated interim financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them is described in note 12.

    iii.        Acquisition of non-controlling interest:

Accounted for as equity transaction (within the shareholders’ equity) and therefore no gain or goodwill is recognized as a result of such transaction.

2.6  Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7  Information on corporate interests:

The Company's interests in the direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which are accounted for using the equity method of accounting, and (ii) the investment recorded at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

As of March 31, 2015 and December 31, 2014 and for the quarters ended in March 31, 2015 and 2014, the non-controlling interests stated in the interim consolidated financial statements refers to the interests held by third-parties in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8  Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the interim financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the interim financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)     SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.17, disclosed in the financial statements for the year ended December 31, 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(4)     DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available,  from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the Grantor (“ANEEL”). This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

The Law nº 12,783 on January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, compensation will be based at least on valuation of the assets using the new replacement value model, as under Law 12,783/13.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the Grantor and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)     CASH AND CASH EQUIVALENT

	Parent company		Consolidated
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Bank balances	368	628	340,843	177,872
Short-term financial investments	28,231	799,147	3,686,955	4,179,583
Overnight investment (a)	-	-	6,882	84,512
Bank deposit certificates (b)	-	-	784,827	557,018
Repurchase agreements with debentures (b)	-	-	13,958	15,985
Investment funds (c)	28,231	799,147	2,881,288	3,522,069
Total	28,599	799,775	4,027,798	4,357,455

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in Exclusive Funds, with daily liquidity and interest equivalent, on average, to 101% of the Interbank Deposit Certificate - CDI, in investments subject to floating rates tied to federal government bonds, Bank Deposit Certificate – CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated interim financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at March 31, 2015 and December 31, 2014:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	March 31, 2015	December 31, 2014
Current
Consumer classes
Residential	463,833	318,144	48,728	830,705	469,318
Industrial	181,683	63,013	37,350	282,046	171,072
Commercial	217,807	60,699	11,854	290,360	148,120
Rural	46,912	8,346	1,459	56,717	36,319
Public administration	51,456	7,248	802	59,506	47,076
Public lighting	43,317	3,893	9,214	56,423	45,151
Public utilities	58,155	6,709	539	65,403	48,777
Billed	1,063,162	468,052	109,946	1,641,160	965,833
Unbilled	926,090	-	-	926,090	705,318
Financing of consumers' debts	72,546	15,419	19,287	107,252	103,512
Free energy	307	-	-	307	388
CCEE transactions	99,841	-	-	99,841	227,986
Concessionaires and licensees	356,113	-	-	356,113	334,403
Other	16,382	-	-	16,383	18,272
	2,534,441	483,471	129,232	3,147,145	2,355,712
Allowance for doubtful accounts				(113,427)	(104,588)
Total				3,033,719	2,251,124

Non current
Financing of consumers' debts	90,684	-	-	90,684	96,547
Free energy	4,340	-	-	4,340	4,139
CCEE transactions	41,301	-	-	41,301	41,301
	136,326	-	-	136,326	141,988
Allowance for doubtful accounts				(19,142)	(18,583)
Total				117,184	123,405

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 11)	Total
At December 31, 2014	(123,172)	(15,285)	(138,458)
Allowance for doubtful accounts	(25,663)	663	(25,000)
Recovery of revenue	3,436	286	3,723
Write-off of accounts receivable and provisioned	12,830	1,018	13,848
At March 31, 2015	(132,569)	(13,318)	(145,887)

Current	(113,427)	(11,336)	(124,763)
Noncurrent	(19,142)	(1,981)	(21,123)

(7)     RECOVERABLE TAXES

	Parent company		Consolidated
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Current
Prepayments of social contribution - CSLL	-	-	6,823	21,951
Prepayments of income tax - IRPJ	-	-	16,212	32,030
IRRF on interest on equity	20,594	20,594	20,594	21,044
Income tax and social contribution to be offset	870	870	68,411	51,214
Withholding tax - IRRF	25,116	21,530	108,972	88,249
ICMS to be offset	-	-	67,354	66,641
Social Integration Program - PIS	1,087	1,072	7,619	7,527
Contribution for Social Security financing- COFINS	5,074	5,005	34,689	38,098
National Social Security Institute - INSS	-	-	1,677	1,869
Other	-	-	1,569	1,015
Total	52,740	49,071	333,921	329,638

Noncurrent
Social contribution to be offset - CSLL	-	-	47,984	46,555
Income tax to be offset - IRPJ	-	-	8,352	8,352
ICMS to be offset	-	-	76,699	79,223
Social Integration Program - PIS	-	-	1,085	1,576
Contribution for Social Security financing- COFINS	-	-	5,047	7,305
Other	-	-	1,372	1,372
Total	-	-	140,539	144,383

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

See below a breakdown of the amounts and changes of the Sector financial asset and liability (assets and/or liabilities):

	Consolidated
	December 31, 2014	Operating revenue		Financial income or expense	Receive		March 31, 2015
		Constitution	Realization	Monetary adjustment	Tariff flag (note 26.5)	Resources from CCEE
Parcel "A"
CVA (*)
CCC (**)	58	2	(61)	-	-	-	-
CDE	53,198	96,404	(7,123)	1,874	-	-	144,352
Eletric energy cost	1,248,165	101,084	(129,173)	31,993	(132,055)	(61,571)	1,058,444
ESS and EER (***)	(622,243)	85,192	47,919	(19,433)	-	-	(508,564)
Proinfa	9,249	(4,934)	(3,785)	262	-	-	792
Basic network charges	154,593	54,100	(14,443)	4,520	-	-	198,770
Passthrough from Itaipu	(309,727)	219,312	38,109	(6,308)	-	-	(58,615)
Transmission from Itaipu	4,076	6,684	(732)	135	-	-	10,163
Neutrality of the sector charges	(12,338)	(8,511)	6,965	(200)	-	-	(14,083)
Overcontracting	597,422	176,326	(37,462)	(5,083)	-	(265,205)	465,999
Other financial components	(211,735)	48,009	14,701	(1,664)	-	-	(150,689)

	910,720	773,670	(85,085)	6,095	(132,055)	(326,776)	1,146,568

Current asset	610,931						884,576
Noncurrent asset	321,788						292,721
Current liability	(21,998)						(6,438)
Noncurrent liability	-						(24,290)

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Fuel consumption account

(***) Energy system service (ESS) and Reserve energy charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 3.14 to the December 31, 2014 financial statements

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(9)     DEFERRED TAXES

9.1  Breakdown of tax credits and debits:

	Parent company		Consolidated
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Social contribution credit/(debit)
Tax losses carryforwards	41,133	41,133	47,689	47,564
Tax benefit of merged goodwill	-	-	103,615	107,359
Deductible temporary differences	288	348	(295,419)	(290,367)
Subtotal	41,421	41,481	(144,115)	(135,444)

Income tax credit / (debit)
Tax losses carryforwards	108,182	108,182	126,449	126,085
Tax benefit of merged goodwill	-	-	355,354	367,944
Deductible temporary differences	801	966	(821,661)	(807,934)
Subtotal	108,983	109,148	(339,858)	(313,906)

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	17	2,348

Total	150,404	150,628	(483,956)	(447,002)

Total tax credit	150,404	150,628	894,270	938,496
Total tax debit	-	-	(1,378,227)	(1,385,498)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee. A breakdown of which is provided in the financial statements of December 31, 2014. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

9.2  Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concessions, as shown in note 14.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

	Consolidated
	March 31, 2015		December 31, 2014
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	60,145	167,069	61,819	171,719
CPFL Piratininga	14,340	49,212	14,691	50,417
RGE	27,809	114,843	28,496	117,683
CPFL Santa Cruz	579	1,769	869	2,733
CPFL Leste Paulista	193	583	387	1,184
CPFL Sul Paulista	302	934	603	1,892
CPFL Jaguari	156	481	312	962
CPFL Mococa	91	268	182	554
CPFL Geração	-	20,195	-	20,800
Total	103,615	355,354	107,359	367,944

9.3  Accumulated balances on nondeductible temporary differences:

	Consolidated
	March 31, 2015			December 31, 2014
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Reserve for tax, civil and labor	27,722	77,007	-	29,282	81,340	-
Private pension fund	1,935	5,375	-	1,900	5,277	-
Allowance for doubtful accounts	13,092	36,367	-	12,422	34,506	-
Free energy provision	6,357	17,657	-	6,210	17,251	-
Research and development and energy efficiency programs	13,929	38,691	-	11,821	32,836	-
Reserves related to personnel	4,219	11,720	-	3,303	9,176	-
Depreciation rate difference	7,009	19,468	-	7,087	19,685	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,516)	(4,211)	-	(1,572)	(4,368)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(50,487)	(140,242)	(3,550)	(45,322)	(125,895)	(2,838)
Tariff revision	2,626	7,294	3,566	4,579	12,720	5,186
Actuarial losses (IFRS / CPC)	39,023	108,398	-	39,023	108,398	-
Other adjustments (IFRS / CPC)	5,724	15,764	-	8,613	23,788	-
Accelerated depreciation	(23)	(64)	-	(19)	(54)	-
Other	3,279	8,190	-	4,511	11,306	-
Nondeductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(60,969)	(169,358)	-	(61,792)	(171,643)	-
Nondeductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	25,356	70,432	-	25,725	71,458	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,354)	(17,650)	-	(6,477)	(17,992)	-
Value added of assets received from the former ERSA	(88,978)	(247,161)	-	(89,882)	(249,671)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(221,872)	(616,312)	-	(224,871)	(624,642)	-
Other temporary differences	(15,490)	(43,026)	-	(14,907)	(41,410)	-
Total	(295,419)	(821,661)	17	(290,367)	(807,935)	2,348

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

9.4  Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters ended March 31, 2015 and 2014:

	Parent company
	1st quarter 2015		1st quarter 2014
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	169,264	169,264	171,686	171,686
Adjustments to reflect effective rate:
Equity in subsidiaries	(191,276)	(191,276)	(186,470)	(186,470)
Amortization of intangible asset acquired	(6,650)	-	(6,295)	-
Other permanent additions (exclusion), net	1,389	6,772	2,304	2,304
Calculation base	(27,274)	(15,241)	(18,775)	(12,480)
Statutory rate	9%	25%	9%	25%
Tax credit (debit) result	2,455	3,810	1,690	3,120
Tax credit recorded (not recorded), net	(2,514)	(4,045)	-	-
Total	(59)	(235)	1,690	3,120

Current	-	(70)	(84)	(234)
Deferred	(59)	(165)	1,774	3,353

	Consolidated
	1st quarter 2015		1st quarter 2014
	Social contribution	Income tax	Social contribution	Income tax
Income before taxes	291,250	291,250	285,503	285,503
Adjustments to reflect effective rate:
Equity in subsidiaries	(17,124)	(17,124)	(71,075)	(71,075)
Amortization of intangible asset acquired	25,223	32,157	23,265	29,855
Tax incentives - PIIT(*)	(1,318)	(1,318)	(1,516)	(1,516)
Effect of presumed profit system	2,786	(12,182)	(3,716)	(13,424)
Adjustment of excess and surplus revenue of reactive	29,951	29,951	25,696	25,696
Tax incentive - exploitation profit	-	(12,348)	-	(9,136)
Other permanent additions (exclusion), net	16,973	17,713	7,537	3,597
Calculation base	347,741	328,099	265,693	249,498
Statutory rate	9%	25%	9%	25%
Tax credit/(debit) result	(31,297)	(82,025)	(23,912)	(62,375)
Tax credit (not recorded) recorded, net	(10,166)	(25,453)	(6,517)	(18,297)
Total	(41,463)	(107,478)	(30,429)	(80,672)

Current	(32,614)	(81,703)	(46,265)	(120,650)
Deferred	(8,849)	(25,774)	15,835	39,978

(*) Technologic innovation program

In relation to the provisions introduced by Law 12,973/2014, involving changes in IRPJ, CSLL, PIS and COFINS, effective from January 1, 2015, the subsidiary CPFL Geração has opted for early adoption. The other CPFL group entities, including CPFL Energia did not opt for early adoption, and for 2014, they continue to be subject to the Temporary Tax Regime - RTT, introduced by Law 11,941/2009.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(10)   FINANCIAL ASSET OF CONCESSION

	Distribuition	Transmission	Consolidated
At December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

Additions	108,372	17,253	125,625
Change in the expectation of cash flow	59,406	-	59,406
Income from financial asset measured at amortized cost	-	2,263	2,263
Disposal	(3,124)	-	(3,124)

At March 31, 2015	3,461,491	97,294	3,558,785
Current	559,942	-	559,942
Noncurrent	2,901,549	97,294	2,998,843

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation on reversal of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual income ("RAP"). For the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, the amounts are fully classified in current assets in accordance with the maturity of the concession term (Note 1).

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income and/or expense account in profit or loss for the period, in accordance with the new replacement amount, “VNR” methodology (financial income of R$ 59,406 in the first quarter of 2015, and R$ 59,227 in the first quarter of 2014).

For the energy transmitter, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”) to be received during the remaining term of the concession. Financial income of R$ 2,263 in relation to the other operating revenue (R$ 479 in the first quarter of 2014), set against other operating income, since this is a component of the allowed annual income to make the network available to ONS (National System Operator).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(11)   OTHER CREDITS

	Consolidated
	Current		Noncurrent
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Advances - Fundação CESP	9,784	11,569	-	-
Advances to suppliers	9,859	15,934	-	-
Pledges, funds and tied deposits	3,784	8,007	324,890	290,839
Orders in progress	237,190	262,076	-	-
Outside services	9,616	12,787	-	-
Advance to energy purchase agreements	-	515	33,568	32,119
Collection agreements	82,881	73,076	-	-
Prepaid expenses	50,442	43,185	10,028	9,630
Receivables from resources provided by the energy development account - CDE	521,554	522,922	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	21,550	10,945	-	-
Allowance for doubtful accounts (nota 6)	(11,336)	(13,304)	(1,981)	(1,981)
Other	64,742	63,782	43,067	44,270
Total	1,000,067	1,011,495	423,522	388,828

Receivables from Resources provided by the Energy Development Account – CDE: refer to: (i) low income subsidies totaling R$ 18,230 (R$ 18,549 in December 31, 2014); and (ii) other tariff discounts granted to consumers amounting to R$ 503,324 (R$ 504,373 in December 31, 2014).

(12)   INVESTMENTS

	Parent company		Consolidated
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Permanent equity interests - equity method
By equity method of the subsidiary	5,644,268	5,420,845	1,096,179	1,085,835
Added value on assets, net	831,952	864,098	12,651	12,934
Goodwill	6,054	6,054	-	-
Total	6,482,274	6,290,998	1,108,829	1,098,769

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

12.1        Permanent equity interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		March 31, 2015				March 31, 2015	December 31, 2014	1st quarter 2015	1st quarter 2014
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	241,264	9,201,108	241,264	826,262	98,049	826,262	728,213	98,049	23,020
CPFL Piratininga	53,081,259	3,611,140	156,610	528,230	48,545	528,230	479,686	48,545	19,621
CPFL Santa Cruz	371,772	425,757	67,580	142,702	10,349	142,702	132,353	10,349	5,701
CPFL Leste Paulista	892,772	175,539	25,392	41,014	2,948	41,014	38,066	2,948	1,872
CPFL Sul Paulista	454,958	180,171	22,751	48,283	3,908	48,283	44,375	3,908	3,546
CPFL Jaguari	209,294	173,475	17,292	24,989	(638)	24,989	25,627	(638)	223
CPFL Mococa	117,199	119,359	14,002	28,034	1,774	28,034	26,260	1,774	3,199
RGE	807,169	4,268,228	934,472	1,330,033	29,348	1,330,033	1,300,685	29,348	19,864
CPFL Geração	205,487,717	5,851,945	1,039,619	2,036,758	1,472	2,036,758	2,035,286	1,472	82,520
CPFL Jaguari Geração (*)	40,108	34,316	40,108	34,296	(389)	34,296	34,685	(389)	4,256
CPFL Brasil	2,999	490,793	2,999	80,458	14,950	80,458	65,508	14,950	44,119
CPFL Planalto (*)	630	2,260	630	2,159	526	2,159	1,633	526	678
CPFL Serviços	1,528,988	119,051	21,096	23,593	580	23,593	23,013	580	2,652
CPFL Atende (*)	13,991	27,713	13,991	20,476	2,980	20,476	17,496	2,980	1,692
Nect (*)	2,059	22,414	2,059	10,055	597	10,055	9,458	597	873
CPFL Total (*)	19,005	56,352	19,005	26,921	2,503	26,921	24,417	2,503	2,448
CPFL Jaguariuna (*)	189,660	2,703	2,966	2,501	(52)	2,501	2,553	(52)	6
CPFL Telecom	9,377	111,183	9,377	(3,601)	(3,308)	(3,601)	(293)	(3,308)	(1,546)
CPFL Centrais Geradoras (*)	20,430	27,112	20,430	23,975	1,536	23,975	22,439	1,536	1,584
CPFL ESCO	48,164	428,315	408,164	417,128	7,744	417,128	409,385	7,744	(4)
Subtotal - By shareholders' equity of the subsidiary						5,644,268	5,420,845	223,423	216,325
Amortization of added value on assets						-	-	(32,147)	(29,855)
Total						5,644,268	5,420,845	191,276	186,470
(*) number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 32,147 (R$29,855 in the first quarter 2014) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in conformity with ICPC 09 (R2).

The changes in investments in subsidiaries, in the parent company, in the period are shown below:

Investment	Investment as of December 31, 2014	Equity in subsidiary (profit or loss)	Investment as of March 31, 2015
CPFL Paulista	728,213	98,049	826,262
CPFL Piratininga	479,686	48,545	528,230
CPFL Santa Cruz	132,353	10,349	142,702
CPFL Leste Paulista	38,066	2,948	41,014
CPFL Sul Paulista	44,375	3,908	48,283
CPFL Jaguari	25,627	(638)	24,989
CPFL Mococa	26,260	1,774	28,034
RGE	1,300,685	29,348	1,330,033
CPFL Geração	2,035,286	1,472	2,036,758
CPFL Jaguari Geração	34,685	(389)	34,296
CPFL Brasil	65,508	14,950	80,458
CPFL Planalto	1,633	526	2,159
CPFL Serviços	23,013	580	23,593
CPFL Atende	17,496	2,980	20,476
Nect	9,458	597	10,055
CPFL Total	24,417	2,503	26,921
CPFL Jaguariuna	2,553	(52)	2,501
CPFL Telecom	(293)	(3,308)	(3,601)
CPFL Centrais Geradoras	22,439	1,536	23,975
CPFL ESCO	409,385	7,744	417,128
	5,420,845	223,423	5,644,268

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

In the interim consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investment in joint ventures	March 31, 2015	December 31, 2014	1st quarter 2015	1st quarter 2014
	Shareholders equity interest		Equity in subsidiaries

Baesa	161,526	163,662	(2,136)	3,864
Enercan	421,851	415,952	5,899	28,380
Chapecoense	409,547	399,979	9,568	49,436
EPASA	103,255	106,243	4,076	(10,309)
Added value on assets, net	12,651	12,934	(284)	(295)
	1,108,829	1,098,769	17,124	71,075

12.2        Added value, net and goodwill:

Net adjustment to fair value (added value), upon business combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated interim financial statements these amounts are classified under Intangible Assets (Note 14).

12.3        Dividends and Interest on shareholders’ equity receivable:

On March 31, 2015 and December, 31 2014, the Company has the following amounts receivable from subsidiaries below, relating to dividends and interest on shareholders’ equity

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
CPFL Paulista	721,195	755,625	0	10,570	721,195	766,196
CPFL Santa Cruz	14,000	14,000	-	-	14,000	14,000
RGE	82,117	82,117	50,077	50,077	132,194	132,194
CPFL Jaguari Geração	-	4,039	-	-	-	4,039
CPFL Serviços	17,182	17,182	4,583	4,583	21,765	21,765
Nect	3,793	3,793	-	-	3,793	3,793
CPFL ESCO	380	380	-	-	380	380
	838,667	877,136	54,661	65,231	893,328	942,367

In March 31, 2015 and December 31, 2014 the balance of dividends and interest on shareholders’ equity receivable is R$ 54,483 refers to the joint ventures and associates.

12.4        Business combinations

As disclosed in Note 12.4.2 to the December 31, 2014 financial statements, on October 1, 2014, the indirect subsidiary CPFL Renováveis acquired control of WF2 Holding S.A. (“WF2”), holder of all the shares of Dobrevê Energia S.A. (“DESA”) on the acquisition date.

The acquisition was made under the conditions disclosed in the Note and the fair values were determined provisionally for the financial statements, based on Management analyses. Confirmation of the fair values is pending on receipt of the economic-financial assessment report prepared by an independent assessor, which Management expects to receive in June 2015. Accordingly, no adjustment to the fair values of assets and liabilities was recognized in the reporting period for the interim financial statements at March 31, 2015.

There were no other business combinations in the first quarter of 2015.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

12.5        Non-controlling shareholders and joint ventures:

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

12.5.1  Changes in the interest of non-controlling shareholders:

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2014	214,454	2,159,095	67,428	2,440,979
Equity interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	5,007	(31,385)	(282)	(26,660)
Business combination	-	(299)	-	(299)
At March 31, 2015	219,461	2,127,411	67,147	2,414,019
Equity interests and voting capital	35.00%	48.39%	40.07%

12.5.2  Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders:

The summarized financial information at March 31, 2015 and December 31, 2014 and for the quarters ended March 31, 2015 and 2014 of subsidiaries in which non-controlling interests are as follows:

	March 31, 2015			December 31, 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	133,689	1,040,611	22,649	138,684	1,166,223	13,756
Cash and cash equivalents	81,748	714,360	13,673	84,201	828,411	328
Noncurrent assets	1,028,488	10,512,663	117,452	1,040,545	10,469,653	116,751

Current liabilities	100,903	1,148,354	10,150	129,255	1,019,960	35,315
Financial liabilities	79,110	896,296	2,357	108,355	786,660	9,388
Noncurrent liabilities	434,242	6,127,355	35,458	437,249	6,273,418	-
Financial liabilities	434,242	4,854,660	35,458	437,249	4,972,544	-
Shareholders' equity	627,033	4,277,566	94,492	612,726	4,342,498	95,192
Controlling shareholders´ interest	627,033	4,166,080	94,492	612,726	4,230,498	95,192
Non-controlling shareholders´ interest	-	111,486	-	-	112,000	-

	1st quarter 2015			1st quarter 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	76,950	364,415	7,699	102,796	288,907	16,040
Depreciation and amortization	(11,535)	(128,277)	(2)	(11,035)	(100,570)	(2)
Interest income	2,635	27,300	105	2,489	17,263	285
Interest expense	(9,859)	(122,735)	(41)	(10,446)	(94,540)	-
Social contribution and income tax	(7,409)	(7,251)	365	(24,796)	(4,822)	(610)
Net income (loss)	14,307	(64,645)	(701)	48,121	(54,325)	8,429
Net income (loss) attributable to controlling shareholders	14,307	(64,430)	(701)	48,121	(54,307)	8,429
Net income (loss) attributable to noncontrolling shareholders	-	(215)	-	-	(18)	-

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

12.5.3  Joint venture:

Summarized financial information of the joint venture at March 31, 2015 and December 31, 2014 and for the quarters ended March 31, 2015 and 2014 are as follows:

	March 31, 2015				December 31, 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	163,541	66,285	189,042	274,705	143,213	71,178	252,223	337,891
Cash and cash equivalents	69,262	17,228	85,970	99,297	45,329	19,178	154,554	96,588
Noncurrent assets	1,221,027	1,199,268	3,067,265	650,700	1,238,047	1,210,974	3,090,190	637,190

Current liabilities	155,743	143,458	287,851	440,544	149,088	138,909	374,374	480,948
Financial liabilities	93,537	134,198	218,249	302,116	91,723	130,122	313,222	345,657
Noncurrent liabilities	363,010	476,145	2,165,422	291,284	378,465	488,751	2,183,767	308,168
Financial liabilities	322,148	466,172	2,164,811	290,879	338,297	479,329	2,183,155	307,622
Shareholders' equity	865,814	645,951	803,034	193,578	853,707	654,492	784,272	185,965

	1st quarter 2015				1st quarter 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	119,877	116,752	178,285	251,491	131,070	68,565	258,544	253,517
Depreciation and amortization	(13,374)	(13,831)	(33,608)	(8,094)	(13,456)	(12,782)	(33,399)	(8,076)
Interest income	2,286	1,320	4,351	2,020	3,622	1,851	3,463	338
Interest expense	(15,459)	(5,906)	(32,266)	(7,747)	(10,589)	(8,899)	(33,043)	(8,880)
Social contribution and income tax	(6,228)	(226)	(17,167)	(4,106)	(29,997)	(7,809)	(49,334)	8,841
Net income (loss)	12,108	(8,540)	18,761	7,613	58,248	15,452	96,933	(17,237)
Equity Interests and voting capital	48.72%	25.01%	51.00%	53,34% (*)	48.72%	25.01%	51.00%	57,13% (*)

(*) The interest of direct subsidiary CPFL Geração were (i) 52.75% from January 1 to February 28, 2014, (ii) 57.13% from March 01, 2014 to December 31. 2014 (iii) 53.84% from January 1, 2015 to January 31, 2015 and (iv) 53.34% from February 1, 2015.

Although CPFL Energia indirectly holds interest of more than 50% in Epasa and Chapecoense, CPFL Energia indirectly jointly controls these investments jointly with other shareholders. Analysis of the classification of the type of investment is based on the Shareholders' Agreement for each venture.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Foz do Chapecó establish restrictions on payment of dividends to our subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

12.5.4   Joint venture operations:

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydroelectric plant, located on the Tocantins River, in Goias State. The concession and operation of the hydroelectric plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas, it´s assured to CPFL Geração 51.54% of the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028 (physical information and energetic capacity measures not reviewed by the independent auditors).

12.6        Interest sale in the joint venture Epasa:

On January 31, 2014, after a capital increase, the subsidiary CPFL Geração became the holder of 57.13% of the interest in EPASA's capital and the holdings of certain shareholders were diluted. As per the Shareholders Agreement in force, until March 1, 2015 these shareholders were entitled to repurchase shares in order to reconstitute their holdings; on February 25, 2015, Eletricidade do Brasil S/A and OZ&M Incorporação e Participação Ltda. partially exercised this right, buying 10,704,756 common shares from CPFL Geração, at R$ 10,455, generating a positive result of R$ 3,391, registered in the item "gain on disposal of noncurrent assets".

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

The breakdown of the shares of the jointly controlled subsidiary EPASA is as follows:

	At February 25, 2015		At December 31, 2014
Shareholder	Shares	Interest - %	Shares	Interest - %
CPFL Geração de Energia S/A	150,941,659	53.34	161,646,415	57.13
Eletricidade do Brasil S/A	118,100,009	41.74	107,903,763	38.13
Aruanã Energia S/A	6,960,800	2.46	6,960,800	2.46
OZ&M Incorporação, Participação Ltda	6,959,277	2.46	6,450,767	2.28
Total	282,961,745	100.00	282,961,745	100.00

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(13)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2014	159,314	1,102,110	1,481,136	5,703,428	32,328	11,660	388,088	8,878,064
Cost	174,169	1,553,404	1,939,485	7,392,044	43,081	22,462	388,088	11,512,733
Accumulated depreciation	(14,855)	(451,295)	(458,349)	(1,688,616)	(10,753)	(10,802)	-	(2,634,669)

Additions	464	-	1,431	6,070	-	(184)	145,499	153,280
Transfers	-	-	1,298	7,421	399	88	(9,206)	-
Reclassification - cost	(100)	328,102	(331,399)	3,489	10	(102)	-	-
Transfers to/from other assets - cost	-	-	-	6,134	-	-	(1,617)	4,517
Depreciation	(1,635)	(17,132)	(15,921)	(77,704)	(1,419)	(502)	-	(114,313)
Reclassification - depreciation	(74)	(68,775)	68,711	151	-	(14)	-	-

At March 31, 2015	157,970	1,344,305	1,205,256	5,648,991	31,318	10,945	522,764	8,921,549
Cost	174,534	1,881,506	1,610,815	7,415,159	43,490	22,264	522,764	11,670,530
Accumulated depreciation	(16,564)	(537,201)	(405,559)	(1,766,168)	(12,172)	(11,318)	-	(2,748,981)

Average depreciation rate 2015	3.86%	3.64%	3.76%	4.48%	14.22%	10.26%
Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

In accordance with CPC 20 (R1) / IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. In the first quarter of 2015 there was no capitalizing, R$ 10,708 at a rate of 8.52% in the first quarter of 2014 (note 29).

In the first quarter of 2015, mainly as a result of the adjustment of the account classifications established in ANEEL's new plan of accounts, the subsidiaries Ceran and CPFL Renováveis reclassified certain items, mainly between the "Buildings, construction work and improvements", "Machinery and equipment"  and "Reservoirs, dams and pipelines" accounts. The amounts are stated in the lines "Reclassification - cost" and "Reclassification - Depreciation". The reclassification did not result in relevant changes in the income or expense of the period.

In the consolidated, depreciation expenses are registered in income statement at “depreciation and amortization” (note 28).

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangibles	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2014	6,115	4,884,012	3,734,606	414,574	30,162	86,503	9,155,973
Cost	6,152	7,670,434	9,526,355	414,574	35,840	195,577	17,848,932
Accumulated amortization	(37)	(2,786,422)	(5,791,748)	-	(5,678)	(109,074)	(8,692,959)

Additions	-	-	-	177,735	-	2,164	179,899
Amortization	-	(84,700)	(112,011)	-	(355)	(2,885)	(199,951)
Transfer - intangible assets	-	-	108,108	(108,108)	-	-	-
Transfer - financial asset	-	-	(263)	(108,109)	-	-	(108,372)
Disposal and transfer - other assets	-	-	(8,159)	-	-	(4,517)	(12,676)

At March 31, 2015	6,115	4,799,311	3,722,283	376,092	29,808	81,265	9,014,873
Cost	6,152	7,670,401	9,576,805	376,092	35,840	192,873	17,858,163
Accumulated amortization	(37)	(2,871,091)	(5,854,522)	-	(6,032)	(111,609)	(8,843,291)

In the consolidated Income Statement  the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to distribution infrastructure, public utilities and other intangible assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 28).

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. In the first quarter of 2015 R$ 2,394 was capitalized in the consolidated financial statement (R$ 1,589 in the first quarter of 2014) at a rate of 7.50% p.a. (7.50% p.a. in 2014).

14.1        Intangible asset acquired in business combinations:

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

	Consolidated
	March 31, 2015			December 31, 2014	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	March 31, 2015	December 31, 2014
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(176,107)	128,755	132,397	4.78%	5.10%
CPFL Piratininga	39,065	(21,133)	17,932	18,371	4.50%	4.66%
RGE	3,150	(1,430)	1,720	1,764	5.51%	5.70%
CPFL Geração	54,555	(29,734)	24,821	25,509	5.04%	4.88%
CPFL Santa Cruz	9	(9)	-	1	63.45%	16.22%
CPFL Leste Paulista	3,333	(3,077)	256	513	30.77%	17.36%
CPFL Sul Paulista	7,288	(6,710)	578	1,156	31.72%	17.53%
CPFL Jaguari	5,213	(4,856)	357	713	27.36%	19.13%
CPFL Mococa	9,110	(8,589)	520	1,041	22.84%	17.53%
CPFL Jaguari Geração	7,896	(2,935)	4,961	5,086	6.36%	6.71%
	434,480	(254,580)	179,900	186,550

Subsidiaries
CPFL Renováveis	3,993,309	(458,362)	3,534,946	3,578,326	4.35%	4.11%
Outros	15,096	(14,302)	794	921
	4,008,405	(472,664)	3,535,741	3,579,246

Subtotal	4,442,885	(727,244)	3,715,641	3,765,797

Intangible asset acquired and merged – deductible
Subsidiaries
RGE	1,120,266	(823,705)	296,561	301,564	1.79%	1.75%
CPFL Geração	426,450	(291,393)	135,057	139,103	3.80%	3.89%
Subtotal	1,546,716	(1,115,098)	431,618	440,667

Intangible asset acquired and merged – reassessed
Parent company
CPFL Paulista	1,074,026	(655,294)	418,732	430,386	4.34%	4.61%
CPFL Piratininga	115,762	(62,624)	53,137	54,439	4.50%	4.66%
RGE	310,128	(146,609)	163,518	167,640	5.32%	5.50%
CPFL Santa Cruz	61,685	(58,658)	3,027	6,054	19.63%	10.03%
CPFL Leste Paulista	27,034	(25,679)	1,354	2,709	20.04%	14.45%
CPFL Sul Paulista	38,168	(36,076)	2,092	4,184	21.93%	14.35%
CPFL Mococa	15,124	(14,491)	633	1,266	16.74%	14.05%
CPFL Jaguari	23,600	(22,502)	1,098	2,195	18.61%	15.33%
CPFL Jaguari Geração	15,275	(6,814)	8,461	8,675	5.61%	5.91%
Subtotal	1,680,801	(1,028,749)	652,052	677,548

Total	7,670,401	(2,871,091)	4,799,311	4,884,012

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(15)   SUPPLIERS

	Consolidated
	March 31, 2015	December 31, 2014
Current
System service charges	135,169	-
Energy purchased	1,535,335	1,895,742
Electricity network usage charges	130,748	125,860
Materials and services	240,734	250,416
Free energy	105,015	102,129
Total	2,147,001	2,374,147

Noncurrent
Materials and services	633	633

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(16)   ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	March 31, 2015				December 31, 2014
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
Investment	16,353	674,427	4,752,160	5,442,940	10,430	617,951	4,661,715	5,290,096
Property income	12	630	3,493	4,135	14	631	3,649	4,294
Financial institutions	139,192	590,624	1,436,412	2,166,228	128,920	309,902	1,468,624	1,907,446
Other	724	4,810	13,042	18,576	709	40,569	14,223	55,501
Total at Cost	156,281	1,270,491	6,205,107	7,631,880	140,074	969,053	6,148,211	7,257,337

Measured at fair value
Foreign currency
Financial institutions	18,038	463,026	5,150,697	5,631,761	18,168	125,511	3,353,468	3,497,147
Mark to market	-	(3,028)	(115,211)	(118,239)	-	155	(56,153)	(55,998)
Total at fair value	18,038	459,998	5,035,487	5,513,523	18,168	125,667	3,297,315	3,441,149

Fundraising	-	(5,108)	(20,092)	(25,201)	-	(1,219)	(18,891)	(20,110)

Total	174,319	1,725,381	11,220,501	13,120,201	158,241	1,093,500	9,426,634	10,678,376

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	March 31, 2015	December 31, 2014	Annual interest	Amortization	Collateral
Brazilian currency
Investment
CPFL Paulista
FINEM V	95,215	103,617	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	6,692	7,130	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	44,043	45,937	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	233,170	245,445	TJLP + 2.06% to 3.08% (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	11,540	11,917	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	211,721	218,640	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	6,006	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	40,142	42,260	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	51,282	55,807	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	2,158	2,299	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	22,904	23,889	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	68,150	71,737	TJLP + 2.06% to 3.08% (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	3,031	3,130	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	52,687	54,409	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	30,486	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	62,163	-	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	29,204	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	19,035	20,039	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	57,633	62,721	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	16,895	17,622	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	124,567	131,125	TJLP + 2.06% to 3.08% (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,221	1,261	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	77,852	80,396	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	42,313	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	37,525	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	37,515	-	TJLP + 2.62% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	9,552	10,056	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	272	287	Fixed rate 10.0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFLSanta Cruz
Bank credit note - Unibanco	372	929	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	11,322	11,317	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,813	3,334	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	8,501	7,596	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	935	1,286	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	4,222	2,904	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,398	1,179	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,118	2,685	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	1,013	1,393	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,998	1,968	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,952	1,553	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	4,376	3,545	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	182	455	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	1,902	1,968	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	753	635	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	3,014	2,775	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,451	1,104	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,252	2,516	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	304	608	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,447	2,532	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	2,633	2,067	UMBNDES +1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	4,749	4,335	TJLP + 2,99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,651	1,675	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	357	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,215	1,272	Fixed rate 6% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	14,366	14,806	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	70	74	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	2,764	2,860	Fixed rate 6%	90 monthly installments from November 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	108	108	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	6,949	6,909	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,123	-	TJLP + 2.20% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
BNDES	347,881	360,217	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
BNDES	64,647	54,604	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	17,739	17,736	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,605	7,588	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	6,369	6,187	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,435	21,349	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

CPFL Renováveis
FINEM I	313,139	321,088	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	27,756	28,605	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	556,028	565,890	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	98,869	101,723	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	83,456	84,176	TJLP + 2.05%	192 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	171,218	176,252	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM IX	37,726	39,581	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	752	827	TJLP	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	123,807	126,670	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	351,853	357,620	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINEM XIII	310,653	315,596	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and equipaments, fiduciary alienation.
FINEM XIV	17,668	19,707	TJLP + 3.50%	120 monthly installments from June 2007	(i)Fiduciary assignments of assets and credit rigths (ii) pledge of grantor rights - ANEEL and shares.
FINEM XV	34,318	35,392	TJLP + 3.44%	139 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVI	10,060	10,581	Fixed rate 5.50%	101 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVII	516,371	525,541	TJLP + 2.18%	192 monthly installments from January 2013	(i)Fiduciary assignments of assets and credit rigths (ii) pledge of grantor rights - ANEEL and shares and reserve account
FINEM XVIII	22,017	23,200	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINEM XIX	32,930	33,488	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM XX	57,669	59,533	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXI	44,875	45,636	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXII	50,735	52,375	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIII	2,737	2,882	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIV	156,716	163,476	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME IV	3,679	3,773	Fixed rate 2.5%	96 monthly installments from February 2015	Fiduciary alienation and CPFL Renováveis guarantee
FINEP I	2,259	2,382	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,369	10,366	TJLP - 1,00%	85 monthly installments from June 2017	Bank guarantee
FINEP III	6,945	6,945	TJLP + 3,00%	73 monthly installments from July 2015	Bank guarantee
BNB I	115,346	117,516	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB II	170,691	172,430	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	32,160	32,591	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	73,277	74,197	IGPM + 8.63%	50 quartely installments from June 2011	No guarantee
Bridge BNDES IV	50,441	49,492	TJLP + 2,40%	1 installment in January 2016	Bank guarantee
CPFL Brasil
FINEP	2,463	2,657	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL ESCO
FINAME	4,005	4,135	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	131	158	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee

Financial institutions
CPFL Energia
Santander - working capital	304,818	-	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	108,671	105,500	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital	75,796	73,758	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	299,608	291,036	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	6,971	6,784	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	52,731	51,222	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital	32,776	31,894	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	39,548	38,417	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,315	8,083	CDI + 0,27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	7,406	7,419	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	26,339	25,666	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	7,510	7,969	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	10,603	10,307	CDI + 0,27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	25,167	24,447	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,152	4,036	CDI + 0,27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	3,475	3,376	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	15,486	15,064	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,189	13,836	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

CPFL Mococa
Banco do Brasil - Working capital	22,770	22,119	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	5,025	4,888	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,625	15,519	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	6,495	6,316	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	619,435	637,635	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	331,782	322,336	CDI + 0.5% (i)	8 annual installment from June 2013	Shares alienation
Banco do Brasil	35,308	36,739	Fixed rate 10,00%	132 montly installment from June 2010	Shareholders support, pledge of shares, of grantor rights and of credit rights, insurance, bank guarantee and civil liability
Votorantim - promissory note	51,252	-	CDI + 0.7%	1 installment in July 2015	CPFL Renováveis guarantee
CPFL Telecom
Banco IBM - Working capital	35,972	38,489	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Other
Eletrobrás
CPFL Paulista	5,038	5,414	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	201	239	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	9,224	9,746	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,458	1,601	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	693	747	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	742	808	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	37	41	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	209	222	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	975	105,034
Subtotal Brazilian Currency - Cost	7,631,881	7,257,338

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	242,319	-	US$ + 1.547% (2)	1 installment in February 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	328,583	270,248	US$ + 3.69% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	399,887	US$ + Libor 3 months + 1.48% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	146,753	119,561	US$+Libor 3 months+1.70% (3)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	163,191	-	US$ + Libor 3 months + 0.88% (2) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	163,102	132,887	US$+Libor 3 months+0.80% (2) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	70,959	-	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	133,585	US$ + Libor 6 months + 1.77% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	163,195	132,962	US$+Libor 3 months + 1.35% (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	189,806	-	US$ + Libor 3 months + 1.44% (2)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	282,571	-	US$ + Libor 3 months + 1.30% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	131,320	106,383	US$ + 2,28% to 2,32% (2)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	114,719	-	US$ + 2.36% to 2.39% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	81,986	-	US$ + 2.74% (2)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	49,045	-	US$ + 2.2% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Merrill Lynch	490,051	-	US$ + Libor 3 months + 1.40% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	244,557	199,235	US$+Libor 3 months+1.55% (2) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	163,122	133,601	US$ + Libor 6 months + 1.75% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	79,062	64,958	US$ + 3.3125% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	195,137	-	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	204,322	-	US$ + Libor 3 months + 1.41% (2)	02 annual installments in January 2019	CPFL Energia guarantee and promissory notes
Citibank	-	21,401	US$ + Libor 6 months + 1.69%(2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	-	167,050	US$ + Libor 6 months + 1.14% (3)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	163,195	132,962	US$ + Libor 3 months + 1.35% (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	147,016	120,585	US$ + 2.58% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	103,265	84,843	US$ + 3.3125% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Sumitomo	163,549	133,259	US$ + Libor 3 months + 1.35% (2) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	58,799	47,908	US$ + Libor 3 months + 0.82%(2)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	267,620	218,046	US$ + Libor 3 months + 0.83%(2)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	48,983	39,912	US$ + Libor 3 months + 1.25%(3)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	230,028	186,593	US$ + Libor 6 months + 1.45% (2)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	44,457	36,223	US$ + Libor 3 months + 1,30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	198,482	-	US$ + 2.78% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	115,252	-	US$ + 1.35% (2)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	126,126	US$ + 2.64% (2)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	-	25,864	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	29,137	23,590	USD + 2.544% (2)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	40,135	32,926	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	-	13,578	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	32,051	25,949	USD + 2.544% (2)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	16,857	13,829	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	45,163	36,564	USD + 2.544% (2)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	20,870	17,122	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	17,659	14,488	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	326,209	265,779	US$+Libor 3 months + 1.30% (2)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	12,377	10,040	US$ + 1,75% (2)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
CPFL Telecom
Banco Itaú	11,360	9,202	US$ + 2,35% (2)	1 installment in November 2015	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	35,499	-	US$ + 3.196% (3)	1 installment in March 2018	CPFL Energia guarantee and promissory notes

Mark to market	(118,239)	(55,998)

Total Foreign Currency - fair value	5,513,523	3,441,149

Fundraising costs(*)	(25,201)	(20,110)

Total - Consolidated	13,120,201	10,678,376

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to :
(1) 143.85% of CDI	(2) 99% to 109% of CDI		(3) 109.1% to 119% of CDI

Efective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 101.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

(*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

In accordance with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities on loans and financing measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At March 31, 2015, the total balance of the loans and financing measured at fair value was R$ 5,513,523 (R$ 3,441,149 at December 31, 2014).

Changes in the fair values of these loans and financing are recognized in the financial income/expense of the subsidiaries. Accumulated gains of R$ 118,239 (R$ 55,998 at December 31, 2014) on marking the loans and financing to market, less the losses of R$ 49,749 (R$ 25,382 at December 31, 2014) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 68,490 (R$ 30,616 as December 31, 2014).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From April 1, 2016	1,210,013
2017	1,622,843
2018	3,621,530
2019	2,051,258
2020	887,535
2021 to 2025	1,390,885
2026 to 2030	551,647
Subtotal	11,335,712
Mark to Market	(115,211)
Total	11,220,501

Main fund-raising in the year:

Brazilian currency
		R$ thousand
Company	Bank / credit line	Total approved	2015 released	Released net of fundraising costs	Interest	Destination of the resources
Investment
CPFL Paulista	FINEM VII	427,716	6,002	6,002	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VII	194,862	121,747	121,176	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	117,250	116,760	Quarterly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (a)	25,360	1,264	1,264	Quarterly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (a)	13,045	1,915	1,915	Quarterly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (a)	12,280	2,187	2,187	Quarterly	Subsidiary's investment plan
CPFL Jaguari	FINEM (a)	10,398	1,274	1,274	Quarterly	Subsidiary's investment plan
CPFL Mococa	CCB - Santander (a)	6,119	516	516	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	1,119	1,119	1,119	Quarterly	Machinery and equipment acquisition
Financial institution
CPFL Energia	Working capital - CCB - Santander (a)	300,000	300,000	294,383	On debt maturity	Extend the debt profile
CPFL Renováveis	Votorantim - promissory note (a)	50,000	50,000	50,000	On debt maturity	SPHs development

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

Foreign currency
		R$ thousand
Company	Bank / credit line	Total approved	2015 released	Released net of fundraising costs	Interest	Destination of the resources
Financial institutions
CPFL Energia	CCB-I - Banco Santander (a)	200,000	200,000	200,000	On debt maturity	Extend the debt profile
CPFL Paulista	Working capital - Law 4131 - Banco de Tokio Mitsubish	142,735	142,735	141,308	Quartely	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - BNP Paribas	63,896	63,896	63,896	Semmiannual	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Citibank	156,600	156,600	156,600	Quartely	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - HSBC Bank	227,673	227,673	227,673	Quartely	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - JP Morgan	203,771	203,771	203,771	Semmiannual	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Merrill Lynch	405,300	405,300	405,300	Quartely	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - BNP Paribas	175,714	175,714	175,714	Semmiannual	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - Citibank	169,838	169,838	169,838	Quartely	Reinforce working capital
RGE	Working capital - Law 4131 - J.P. Morgan	271,949	271,949	271,949	Semmiannual	Reinforce working capital
Paulista Lajeado	CCB-I - Banco Itaú Unibanco (a)	35,000	35,000	35,000	Semmiannual	Reinforce working capital
(a)The agreement has no restrictive covenants

Restrictive covenants

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2015 have the clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

FINEM VII - CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by the subsidiaries, of the following financial ratios, annual calculated:

•         Net indebtedness divided by EBITDA – maximum of 3.5

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90

Foreign currency loans - Law 4131 (Banco de Tokyo Mitsubishi, BNP Paribas, Citibank, HSBC Bank, JP Morgan, Bank of America Merrill Lynch) CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by the Company, of the following financial ratios, calculated semiannually:

•         Net indebtedness divided by EBITDA – maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2014.

Company Management and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management and its subsidiaries believes that all the restrictive covenants and clauses have been adequately complied on March 31, 2015.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(17)   ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		March 31, 2015				December 31, 2014
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	-	-	-	-	15,020	1,290,000	-	1,305,020

CPFL Paulista
6th Issue	Single series	19,196	-	660,000	679,196	38,673	-	660,000	698,673
7th Issue	Single series	9,075	-	505,000	514,075	24,291	-	505,000	529,291
		28,272	-	1,165,000	1,193,272	62,964	-	1,165,000	1,227,964

CPFL Piratininga
3rd Issue	Single series	15,612	260,000	-	275,612	7,571	260,000	-	267,571
6th Issue	Single series	3,199	-	110,000	113,199	6,446	-	110,000	116,446
7th Issue	Single series	4,223	-	235,000	239,223	11,304	-	235,000	246,304
		23,035	260,000	345,000	628,035	25,320	260,000	345,000	630,320

RGE
6th Issue	Single series	14,543	-	500,000	514,543	29,298	-	500,000	529,298
7th Issue	Single series	3,055	-	170,000	173,055	8,177	-	170,000	178,177
		17,598	-	670,000	687,598	37,475	-	670,000	707,475

CPFL Santa Cruz
1st Issue	Single series	2,544	-	65,000	67,544	480	-	65,000	65,480

CPFL Brasil
2nd Issue	Single series	9,608	-	228,000	237,608	2,346	-	228,000	230,346

CPFL Geração
3rd Issue	Single series	15,853	264,000	-	279,853	7,687	264,000	-	271,687
5th Issue	Single series	46,017	-	1,092,000	1,138,017	11,236	-	1,092,000	1,103,236
6th Issue	Single series	5,960	-	460,000	465,960	19,446	-	460,000	479,446
7th Issue	Single series	33,648	-	635,000	668,648	13,739	-	635,000	648,739
8th Issue	Single series	4,077	-	74,759	78,836	2,903	-	72,390	75,293
		105,554	264,000	2,261,759	2,631,313	55,012	264,000	2,259,390	2,578,401

CPFL Renováveis
1st Issue - SIIF	1st to 12nd series	2,106	37,134	482,749	521,989	798	36,640	476,329	513,767
1st Issue - PCH Holding 2	Single series	64,913	8,701	149,492	223,106	57,991	8,701	149,492	216,184
1st Issue - Renováveis	Single series	19,855	21,500	408,500	449,855	5,795	21,500	408,500	435,795
2nd Issue - Renováveis	Single series	161	-	300,000	300,161	9,603	-	300,000	309,603
1st Issue - WF2	Single series	-	-	-	-	2,984	30,000	-	32,984
2nd Issue - WF2	Single series	15,286	132,000	-	147,286	10,582	132,000	-	142,582
1st Issue - DESA	Single series	1,873	-	35,000	36,873	716	-	35,000	35,716
2nd Issue - DESA	Single series	8,251	-	65,000	73,251	6,022	-	65,000	71,022
		112,446	199,335	1,440,741	1,752,522	94,491	228,841	1,434,321	1,757,653

Fund raising costs(*)		-	(21)	(28,966)	(28,987)	-	(766)	(30,311)	(31,077)

Total		299,056	723,313	6,146,535	7,168,904	293,108	2,042,075	6,136,400	8,471,583

(*) In accordance with CPC 08/IAS 39 this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129,000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12nd Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	BVP and PCH Holding fiduciary assigment of dividends
2st Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
1st Issue - WF2	Single series	12	CDI + 1.5%	CDI + 1.5%	1 installment in March 2015	Unsecured
2nd Issue - WF2	Single series	20	CDI + 2%	CDI + 2%	1 installment in November de 2015	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais. corresponding to:
(1) 100.15% to 106.9% of CDI			(3) 108% to 108.1% of CDI
(2) 107% to 107.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From April 1, 2016	106,335
2017	1,205,663
2018	1,664,838
2019	1,803,190
2020	566,393
2021 to 2025	706,140
2026 to 2030	93,975
Total	6,146,535

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2014.

Company Management and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management and its subsidiaries believes that all the restrictive covenants and clauses have been adequately complied on March 31, 2015.

(18)   POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

18.1        Characteristics:

- CPFL Paulista:

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

i.        Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

ii.     Mixed model, as from November 1, 1997, which covers:

•         benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga:

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Pension Plan with the following characteristics:

i.        Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

ii.      Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

iii.     Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE:

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset management by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

- CPFL Santa Cruz:

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari:

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração:

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2        Changes in the defined benefit plans:

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2014	505,140	73,383	3,261	6,264	588,048
Expense (income) recognized in income statement	13,511	2,672	113	48	16,344
Sponsors' contributions transferred during the period	(28,485)	(7,944)	(595)	(1,718)	(38,741)
Net actuarial liabilities at of March 31, 2015	490,165	68,111	2,780	4,595	565,651
Other contributions	15,477	481	69	-	16,028
Total liability	505,643	68,592	2,849	4,595	581,679

Current					87,444
Noncurrent					494,235

The income and expense recognized as operating cost in the actuary’s report are shown below:

	1st quarter 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	318	970	47	(8)	1,327
Interest on actuarial obligations	105,079	27,333	2,438	7,724	142,574
Expected return on plan assets	(91,886)	(25,631)	(2,372)	(7,668)	(127,557)
Total expense (income)	13,511	2,672	113	48	16,344

	1st quarter 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	290	984	38	(11)	1,301
Interest on actuarial obligations	101,231	26,023	2,313	6,937	136,504
Expected return on plan assets	(91,430)	(25,012)	(2,365)	(6,990)	(125,797)
Effect of the limit on the assets to be accounted for	-	-	33	-	33
Total expense (income)	10,091	1,995	19	(64)	12,041

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

The principal assumptions taken into consideration in the actuarial calculation were those considered in the December 31, 2014 and 2013 financial statements, as follows:

	December 31, 2014	December 31, 2013

Nominal discount rate for actuarial liabilities:	11.46% p.a.	11.72% p.a.
Nominal return rate on plan assets:	11.46% p.a.	11.72% p.a.
Estimated rate of nominal salary increase:	8.15% p.a.	7.10% p.a.
Estimated rate of nominal benefits increase:	0.0% a .a.	0.0% p .a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-83
Biometric table for the onset of disability:	Low light	Mercer Disability
Expected turnover rate:	ExpR_2012*	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with uniform aggravation of 15% between the ages of 30 and 40, and null from 45 years of age

(19)   REGULATORY CHARGES

	Consolidated
	March 31, 2015	December 31, 2014
Fee for the use of water resources	1,605	1,676
Global reverse fund - RGR	16,007	15,993
ANEEL inspection fee	1,471	1,553
Energy development account - CDE (notes 26.5 and 26.6)	338,914	24,570
FUST and FUNTEL	3	2
Other consumer charges (note 26.5)	18,649	-
Total	376,650	43,795

Other consumer charges - Refers to the amount to be transferred to the main account features tariff flag ("CCRBT") (note 26.5).

Energy development account – CDE  – Refers to (i) annual quota of CDE to the year of 2015 amounting  R$ 296,698; (ii) quota intended to returning the resources from CDE from January 2013 to January 2014 amounting R$ 34,040 and (iii) quota intended to returning the resources from the regulated market account (ACR) from February 2014 to December 2014, amounting R$ 8,176

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(20)   TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	March 31, 2015	December 31, 2014
Current
ICMS (State VAT)	333,366	266,489
PIS (tax on revenue)	25,202	15,096
COFINS (tax on revenue)	116,157	69,701
IRPJ (corporate income tax)	27,576	35,304
CSLL (social contribution tax)	12,086	22,242
Other	27,317	27,434
Total	541,705	436,267

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2015		December 31, 2014
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	115,020	80,464	124,261	82,857

Civil
Various	179,241	114,491	172,564	120,696

Tax
FINSOCIAL	28,106	79,031	27,585	77,576
Income tax	123,721	845,141	120,054	829,589
Other	9,904	51,949	9,774	51,755
	161,732	976,121	157,413	958,920

Other	27,553	185	36,620	4

Total	483,545	1,171,261	490,858	1,162,477

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	At December 31, 2014	Addition	Reversal	Payment	Monetary restatement	At March 31, 2015
Labor	124,261	14,897	(9,240)	(19,155)	4,257	115,020
Civil	172,564	22,397	(6,511)	(19,009)	9,800	179,241
Tax	157,413	1,662	(222)	(184)	3,063	161,732
Other	36,620	72	-	(9,530)	391	27,553
	490,858	39,028	(15,974)	(47,878)	17,512	483,545

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

The provision for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2014.

Possible losses

The Company and its subsidiaries are parties to other suits in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at March 31, 2015, were as follows: (i) R$ 465,213 labor (R$ 459,303 at December 31, 2014) related mainly to workplace accidents, risk premium, overtime, etc.; (ii) R$ 639,613 civil (R$ 481,575 at December 31, 2014) are related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 3,385,778 tax (R$ 3,216,981 at December 31, 2014), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income taxes, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP estimated amounting R$ 1,028,582, for which CPFL Paulista has a linked escrow deposit of R$ 714,908 and (iv) R$ 43,945 regulatory at March 31, 2015 (R$ 39,739 at December 31, 2014).

The possible regulatory loss mainly includes the collection of the system service charge - ESS, established in the CNPE Resolution 03 of March 6, 2013. In relation to which, through the Brazilian Association of Independent Electric Energy Producers - APINE and the Brazilian Association for Generation of Clean Energy - ABRAGEL, the Company's subsidiaries and joint ventures obtained an injunction suspending collection of the charge.  The Company's legal counsel classified the risk of loss as possible.  The total amount of the risk is R$ 19,254, manly related to for the indirect subsidiaries CPFL Renováveis (R$ 12,642), Ceran (R$ 5,283), and Paulista Lajeado (R$ 1,132).

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent current forecast.

(22)   PUBLIC UTILITIES

	Consolidated
Company	March 31, 2015	December 31, 2014	Number of remaining installments
CERAN	86,076	84,992	252

Current	4,099	4,000
Non current	81,977	80,992

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(23)   OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent
	March 31, 2015	December 31,2014	March 31, 2015	December 31, 2014
Consumers and concessionaires	58,400	49,710	-	-
Energy efficiency program - PEE	253,399	267,123	19,775	13,370
Research & Development - P&D	101,340	105,125	16,638	12,389
National scientific and technological development fund - FNDCT	2,567	1,469	-	-
Energy research company - EPE	1,282	734	-	-
Fund of reversal	-	-	17,750	17,750
Advances	115,126	85,683	23,644	23,849
Provision for socio-environmental costs and decommissioning of assets	-	-	50,571	49,938
Payroll	10,997	12,232	-	-
Profit sharing	61,220	55,659	7,413	7,413
Collections agreement	100,656	91,889	-	-
Guarantees	-	-	30,742	31,479
Advance CDE	57,903	35,053	-	-
Business combination	74,781	70,419	-	16,152
Other	59,429	60,844	2,945	11,425
Total	897,098	835,941	169,479	183,766

(24)   SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of March 31, 2015 and December 31, 2014 are shown below:

	Number of shares
	March 31, 2015		December 31, 2014
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	279,565,902	29.05	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	4,981,400	0.52	477,700	0.05
Camargo Correa S.A.	837,860	0.09	837,860	0.09
ESC Energia S.A.	234,092,930	24.33	234,092,930	24.33
Bonaire Participações S.A.	1,200,000	0.12	1,200,000	0.12
Energia São Paulo FIA	141,929,430	14.75	141,929,430	14.75
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of the Board of Directors	800	0.00	800	0.00
Members of Executive Board	102,300	0.01	102,300	0.01
Other shareholders	182,399,650	18.96	177,899,650	18.49
Total	962,274,260	100.00	962,274,260	100.00

In the first quarter of 2015, (i) 9,003,700 free shares (not tied to the Shareholders Agreement) held by the controlling shareholder BB Carteira Livre I FIA were transferred to the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and (ii) the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ sold 4,500,000 shares to the market.

24.1        Share bonus for shareholders

With a view to reinforcing the Company's capital structure, the Extraordinary General Meeting of April 29, 2015 approved the capitalization of the balance of the statutory - working capital improvement by issuing new shares to the shareholders.

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share for the quarters ended March 31, 2015 and 2014 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the periods. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	1st quarter 2015		1st quarter 2014
Numerator
Net income attributable to controlling shareholders	168,970		176,496
Denominator
Weighted average shares outstanding during the period	993,014,215	(**)	993,014,215	(**)
Net income per share - basic	0.17		0.18

Numerator
Net income attributable to controlling shareholders	168,970		176,496
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(2,833)		(3,522)
Net income attributable to the Controlling Shareholders	166,138		172,973

Denominator
Weighted average shares outstanding during the period	993,014,215	(**)	993,014,215	(**)
Net income per share - diluted	0.17		0.17
(*)Proportional to the percentage of the Company's interest in the subsidiary in each period presented

(**) Takes into account the subsequent event of April 29, 2015, related to the capital increase by the issuance of 30,739,955 shares (Note 35.2). According to CPC 41, when the number of shares increases, without an increase in funds, the number of shares is adjusted as if the event had occurred at the beginning of the least recent period presented.

The dilutive effect of the numerator in the calculation of diluted earnings (losses) per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly subsidiary CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would have been converted into common shares of each subsidiary at the beginning of the period.

The effects determined on the denominator of the subsidiary CPFL Renováveis of the calculation of diluted profit per share as a result of the subsidiary´s share based payment were considered anti-dilutive at March 31, 2015 and 2014. These effects were therefore not taken into consideration in the calculation for the periods.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(26)   OPERATING REVENUE

	Consolidated
	Number of consumers (*)		In GWh (*)		R$ thousand
Revenue from eletric energy operations	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014
Consumer class
Residential	6,783,100	6,580,457	4,471	4,462	2,226,785	1,624,851
Industrial	56,727	58,333	3,221	3,480	1,181,236	886,393
Commercial	481,177	489,217	2,543	2,574	1,169,417	851,638
Rural	243,713	246,061	544	575	148,941	110,426
Public Administration	50,929	49,780	324	331	146,274	109,359
Public Lighting	9,976	9,688	401	401	99,315	69,610
Public Services	8,196	8,031	457	483	176,729	131,785
(-) Adjustment of excess and surplus revenue of reactive	-	-	-	-	(24,240)	(20,998)
Billed	7,633,818	7,441,567	11,960	12,306	5,124,458	3,763,064
Own comsuption	-	-	9	9	-	-
Unbilled (net)	-	-	-	-	142,266	(7,898)
Reclassification to network usage charge - TUSD - captive consumers	-	-	-	-	(1,661,832)	(1,341,994)
Electricity sales to final consumers	7,633,818	7,441,567	11,968	12,315	3,604,892	2,413,172

Furnas Centrais Elétricas S.A.			746	746	116,962	120,610
Other concessionaires and licensees			2,527	2,245	508,676	362,973
Current electric energy			318	419	230,824	217,372
Electricity sales to wholesaler´s			3,591	3,410	856,462	700,955

Revenue due to network usage charge - TUSD - captive consumers					1,661,832	1,341,994
Revenue due to network usage charge - TUSD - free consumers					330,593	233,632
(-) Adjustment of revenue surplus and excess responsive					(5,817)	(4,698)
Revenue from construction of concession infrastructure					230,808	188,770
Sector financial asset and liability (Note 8)					688,584	-
Resources provided by the energy development account - CDE					179,302	199,026
Other revenue and income					89,221	142,971
Other operating revenues					3,174,523	2,101,695
Total gross revenues					7,635,877	5,215,823
Deductions from operating revenues
ICMS					(1,024,936)	(757,444)
PIS					(118,881)	(75,444)
COFINS					(547,601)	(347,845)
ISS					(1,767)	(1,524)
Global reversal reserve - RGR					(621)	(583)
Energy development account - CDE					(428,449)	(50,445)
Research and development and energy efficiency programs					(42,642)	(30,308)
PROINFA					(23,954)	(24,909)
Other consumer charges					(152,123)	-
IPI					(3)	(10)
FUST e FUNTEL					(4)	-
Inspection fee					(4,827)	-
					(2,345,809)	(1,288,513)

Net revenue					5,290,068	3,927,309
(*) Information not reviewed by the independent auditors

26.1        Adjust of revenue of excess and surplus revenue of reactive:

The information on accounting and background is provided in Note 27.1 to the December 31, 2014 financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

26.2        Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”):

Tariff revision details of the distributors are as follow:

		2015		2014
Distributor	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April (b)	41.45%	4.67%	17.18%	17.23%
CPFL Piratininga	October	(c)	(c)	19.73%	22.43%
RGE	June	(c)	(c)	21.82%	22.77%
CPFL Santa Cruz	February	34.68%	27.96%	14.86%	26.00%
CPFL Leste Paulista	February	20.80%	24.89%	-7.67%	-5.32%
CPFL Jaguari	February	38.46%	45.70%	-3.73%	3.70%
CPFL Sul Paulista	February	24.88%	28.38%	-5.51%	0.43%
CPFL Mococa	February	23.34%	29.28%	-2.07%	-9.53%

a)     Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (unaudited).

b)    As mentioned in Note 35, the annual tariff adjustment for the subsidiary CPFL Paulista occurred in April 2015. The percentage annual tariff adjustment stated is in comparison with the annual tariff adjustment of April 2014. The perception of consumers is in comparison to the extraordinary tariff review of March 2015.

c)     The related annual tariff increases for 2015 have not yet been made.

26.3        Extraordinary Tariff Review (“RTE”):

On February 27, 2015, ANEEL approved the result of the Extraordinary Tariff Review - RTE with the objective of re-establishing the tariff coverage of the electric energy distributors in view of the significant increase in the 2015 CDE quota and the cost of purchasing energy (tariff and exchange variations from Itaipu and auction of existing energy and adjustments). The tariffs resulting from this RTE are effective from March 2, 2015 to the date of each distributor's next tariff adjustment or review. The impact for consumers in the distribution subsidiaries' concession areas are as follows:

	Effect perceived by consumers (*)
Distributors	Total	Grupo A	Grupo B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.36%	33.04%
CPFL Santa Cruz (a)	10.04%	10.53%	9.78%
CPFL Leste Paulista (a)	19.54%	24.74%	17.55%
CPFL Jaguari (a)	23.01%	25.01%	18.79%
CPFL Sul Paulista (a)	21.95%	37.67%	13.86%
CPFL Mococa (a)	16.59%	23.84%	13.97%

(*) Unaudited information

a) As mentioned in Note 35.3, ANEEL, in April 7, 2015, corrected the result of the Extraordinary Tariff Review - RTE of these subsidiaries, to change the amount of the monthly CDE quotas - energy in relation to the ACR account. From April 8, 2015, the total average effect for consumers is 5.16% for CPFL Santa Cruz, 14.52% for CPFL Leste Paulista, 16.80% for CPFL Jaguari, 17.02% for CPFL Sul Paulista and 11.81% for CPFL Mococa.

This tariff event was approved without detriment to the Annual Tariff Adjustment - RTA or Periodic Tariff Review - RTP in 2015, in accordance with the distributors' concession agreements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

26.4        Resources provided by the Energy Development Account – CDE:

Law 12,783, of January 11, 2013, determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. ANEEL also published order 773, of March 27, 2015, fixing the amounts of the regulated market account (ACR) funds passed on to the distribution subsidiaries for the accrual periods November and December 2014.

Income of R$ 179,302 was recorded in the first quarter of 2015 (R$ 199,026 in the first quarter of 2014), being R$ 18,206 for the: (i) low income subsidy (R$ 18,095 in the first quarter of 2014) and (ii) R$ 161,097 for other tariff discounts (R$ 180,931 in the first quarter of 2014). These items were accounted against accounts receivable – Resources provided by the Energy Development Account – CDE (note 11) and accounts payable – CDE (note 23).

26.5        Tariff flags

The Tariff Flag system was created by Normative Resolution nº 547/13, and came into effect on January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors. The green flag indicates favorable conditions and the tariff is not increased. The yellow flag indicates less favorable conditions and the red flag is used in more costly conditions, with increases of R$ 1.50  and R$ 3.00, respectively, (pre-taxes on sales) for every 100 kWh consumed. These amounts were increased on March 2, 2015 by Homologation Resolution nº 1.859/15, effective from March 1, 2015, to R$ 2.50 and R$ 5.50, respectively.

Additionally, Decree 8401/2015 created the Tariff Flags Resources Centralization Account, administered by the CCEE. The net amount of the expenses covered by the flags mechanism and the income billed by the distributors will be reversed to this account and vice versa.

In the first quarter of 2015 as consumer charge of R$ 152,123, set against regulatory charges (Note 19).

26.6        Energy Development Account - CDE

In Resolution 1857, of February 27, 2015, ANEEL established the final annual CDE quotas for 2015, as well as the return of the resources passed on to the electric energy distribution concessionaires for the period January 2013 to January 2014, (Note 27), to be settled in five years.

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity purchased for resale	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014
Itaipu Binacional	2,538	2,566	607,620	342,458
Current electric energy	1,510	2,330	535,698	1,424,131
PROINFA	247	235	62,850	66,274
Energy purchased of bilateral contracts and through action in the regulated market	10,635	10,138	2,317,254	1,933,897
Resources provided by the energy development account - CDE/CCEE	-	-	-	(1,169,815)
Credit of PIS and COFINS	-	-	(319,491)	(236,984)
Subtotal	14,929	15,269	3,203,931	2,359,960

Electricity network usage charge
Basic network charges			224,016	146,670
Transmission from Itaipu			15,346	8,537
Connection charges			11,225	11,263
Charges of use of the distribution system			10,240	7,198
System service charges - ESS			171,048	36,733
Reserve energy charges			-	(33)
Resources provided by the energy development account - CDE			-	(12)
Credit of PIS and COFINS			(37,956)	(18,072)
Subtotal			393,920	192,284

Total			3,597,851	2,552,244

(*) Unaudited information

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

Resources provided by the CDE/CCEE – Law 12,783/2013, Decrees 7,945/2013, 8,203/2014, 8,221/2014 and Order 3,998/2014:

As described in note 28 to the financial statements of December 31, 2014, Law 12783/13, Decree 7,945/13, amended by Decree 8,203/14 and further by Decree 8,221/14 made certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge, and also included: (i) pass-through of CDE funds to the distribution concessionaires in relation to the exposure in the hydrologic risk,  involuntary exposure, ESS – Energy Security, CVA ESS and Energy for the year of 2013 and January 2014; (ii) pass-through to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014 to December 2014. Additionally, Order 3,998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014

The resources provided by the CDE recognized in the first quarter of 2014 are shown in the following table, per distributor controlled by the Company:

	1st quarter 2014
	Electricity purchased for resale			Electricity network usage charge
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	System service charges - ESS	Total
CPFL Paulista	413,656	(6,241)	110,769	7	518,191
CPFL Piratininga	254,980	(357)	97,716	2	352,341
CPFL Santa Cruz	35,637	(17)	5,552	1	41,173
CPFL Leste Paulista	5,725	(8)	(2)	-	5,715
CPFL Sul Palista	(1,017)	(7)	2	-	(1,022)
CPFL Jaguari	(740)	(48)	54	-	(734)
CPFL Mococa	(243)	(5)	-	-	(248)
RGE	250,444	(98)	4,063	2	254,411
Total	958,442	(6,781)	218,154	12	1,169,827

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(28)   OPERATING COSTS AND EXPENSES COST OF ELECTRIC ENERGY

	Parent Company
	Operating expense
	General
	1st quarter 2015	1st quarter 2014
Personnel	5,273	3,876
Materials	3	3
Outside services	2,328	1,663
Depreciation and amortization	43	43
Other	317	360
Leases and rentals	35	35
Publicity and advertising	-	7
Legal, judicial and indemnities	153	40
Donations, contributions and subsidies	70	202
Other	59	76
Total	7,964	5,945

	Consolidated
			Services rendered to third parties		Operating expenses						Total
	Operating costs				Sales		General		Other
	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014
Personnel	140,653	123,278	-	-	29,772	25,388	54,608	48,003	-	-	225,033	196,669
Employee pension plans	16,344	12,041	-	-	-	-	-	-	-	-	16,344	12,041
Materials	29,287	25,159	142	151	928	1,012	1,824	1,562	-	-	32,180	27,883
Outside services	42,322	36,288	344	459	30,214	28,578	62,986	54,030	-	-	135,865	119,355
Depreciation and amortization	201,155	180,778	-	-	7,802	8,224	20,275	17,952	-	-	229,232	206,955
Costs related to infrastructure construction	-	-	230,178	188,770	-	-	-	-	-	-	230,178	188,770
Other	18,342	14,305	(2)	(2)	37,504	38,120	38,447	41,530	88,238	92,106	182,530	186,059
Collection charges	-	-	-	-	13,825	13,200	-	-	-	-	13,825	13,200
Allowance for doubtful accounts	-	-	-	-	21,278	22,726	-	-	-	-	21,278	22,726
Leases and rentals	8,483	7,339	-	-	-	-	4,202	3,103	-	-	12,685	10,442
Publicity and advertising	53	163	-	-	23	53	2,825	2,435	-	-	2,900	2,651
Legal, judicial, indemnities and penaulties	-	-	-	-	-	-	29,610	34,337	-	-	29,610	34,337
Donations, contributions and subsidies	-	-	-	-	2,016	1,637	1,083	1,116	-	-	3,098	2,753
Inspection fee	-	-	-	-	-	-	-	-	-	6,155	-	6,155
Loss (gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	3,554	13,212	3,554	13,212
Intangible of concession amortization	-	-	-	-	-	-	-	-	84,701	71,644	84,701	71,644
Financial compensation for water resources utilization	2,888	3,078	-	-	-	-	-	-	-	-	2,888	3,078
Other	6,918	3,725	(2)	(2)	363	505	728	539	(17)	1,096	7,990	5,861
	448,102	391,850	230,662	189,377	106,220	101,322	178,140	163,078	88,238	92,106	1,051,362	937,733

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(29)   FINANCIAL INCOME AND EXPENSES

	Parent company		Consolidated
	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014
Financial income
Income from financial investments	16,116	23,647	117,623	88,683
Arrears of interest and fines	-	-	43,184	36,867
Restatement of tax credits	83	-	1,813	1,141
Restatement of escrow deposits	7	-	18,662	14,532
Monetary and exchange adjustment	-	-	17,554	10,499
Adjustment to expected cash flow (note 10)	-	-	59,406	59,227
Discount on purchase of ICMS credit	-	-	4,510	4,998
Restatement of sector financial asset	-	-	9,591	-
Other	2,173	720	14,732	12,738
Total	18,380	24,367	287,073	228,686

Financial expense
Debt charges	(27,914)	(32,966)	(414,369)	(356,591)
Monetary and exchange variations	(2,470)	-	(202,661)	(72,140)
Restatement of sector financial liability	-	-	(3,496)	-
(-) Capitalized borrowing costs	-	-	2,394	12,296
Public utilities	-	-	(3,323)	(3,049)
Other	(2,044)	(240)	(32,348)	(32,108)
Total	(32,429)	(33,206)	(653,802)	(451,592)

Net financial income (expense)	(14,048)	(8,839)	(366,729)	(222,905)

Interest was capitalized at an average rate of 7.50% p.a. in the first quarter of 2015 (8.39% p.a. in the first quarter of 2014) on qualifying assets, in accordance with CPC 20(R1) and IAS 23.

In the expense of monetary and exchange variations includes the effects of gains of R$ 841,767 in the first quarter of 2015 (loss of R$ 109,666 in the first quarter of 2014) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 show the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
1st quarter 2015
Net revenue	4,393,708	148,466	298,784	412,396	36,714	-	-	5,290,068
(-) Intersegment revenues	4,737	83,830	126,311	2,281	53,602	-	(270,761)	-
Income from electric energy service	436,382	132,978	49,288	18,925	11,291	(8,010)	-	640,855
Financial income	193,336	25,501	29,609	8,463	12,255	17,911	-	287,073
Financial expense	(341,543)	(132,942)	(136,260)	(7,556)	(3,036)	(32,465)	-	(653,802)
Income (loss) before taxes	288,175	42,660	(57,363)	19,832	20,510	(22,564)	-	291,250
Income tax and social contribution	(115,716)	(10,409)	(7,251)	(8,019)	(7,251)	(294)	-	(148,940)
Net income (loss)	172,459	32,251	(64,614)	11,813	13,260	(22,858)	-	142,310
Total assets (**)	18,939,449	4,516,897	11,527,264	491,541	852,629	293,615	-	36,621,394
Capital expenditures and other intangible assets	175,340	716	146,654	313	7,500	262	-	330,785
Depreciation and amortization	(148,544)	(33,053)	(128,277)	(1,150)	(2,858)	(51)	-	(313,933)

1st quarter 2014 (***)
Net revenue	3,089,986	193,372	196,373	423,472	24,106	-	-	3,927,309
(-) Intersegment revenues	4,288	75,353	114,855	77,321	37,879	-	(309,696)	-
Income from electric energy service	157,630	192,984	18,703	65,683	8,285	(5,952)	-	437,333
Financial income	160,607	13,215	19,491	6,197	4,806	24,371	-	228,686
Financial expense	(214,731)	(106,228)	(87,697)	(6,875)	(2,852)	(33,208)	-	(451,592)
Income (loss) before taxes	103,505	171,046	(49,503)	65,005	10,239	(14,789)	-	285,503
Income tax and social contribution	(52,423)	(31,797)	(4,822)	(23,074)	(3,794)	4,809	-	(111,101)
Net income (loss)	51,082	139,249	(54,325)	41,931	6,445	(9,980)	-	174,401
Total assets (**)	16,724,269	4,414,196	11,601,754	507,960	828,184	1,022,454	-	35,098,816
Capital expenditures and other intangible assets	170,303	223	42,162	491	26,578	-	-	239,757
Depreciation and amortization	(142,449)	(32,461)	(100,570)	(1,106)	(1,909)	(104)	-	(278,599)

(*) Other – refers basically to the assets and transactions which are not related to any of the identified segments.

(**) Intangible assets (net of amortization) were allocated to their respective segments.

(***) The amounts for the total assets refer to December 31, 2014.

(31)   RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•         ESC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•         Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•         Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•         BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries and associated companies, joint ventures under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)     Bank deposits and short-term investments: refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund, managed, by BB DTVM, among others.

b)    Loans and financing and debentures: relate to funds raised from the Banco do Brasil in accordance with notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 16 and 17.

c)     Other financial transactions: the amounts in relation to Banco do Brasil are bank costs and collection expenses.

d)    Purchase and sale of energy and charges: refers to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, in the free Market, are carried out under conditions regarded by the Company as similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. In the regulated market, the prices charged are set by mechanisms established by the Grantor.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

e)     Intangible assets, property, plant and equipment, materials and service: refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)     Advances: advances for investments in research and development.

g)    Intercompany loan: relates to (i) contracts with the jointly controlled entity EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity to profit distribution od the indirect subsidiary to its shareholders with annual interest of 8% + IGP-M.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in the first quarter of 2015, in accordance with CVM Decision 560/2008, was R$ 12,247 (R$ 8,832 in the first quarter of 2014). This amount comprises R$ 11,976 in respect of short-term benefits (R$ 8,601 in the first quarter of 2014) and R$ 271 for post-employment benefits (R$ 231 in the first quarter of 2014) and recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

	Consolidated
	Asset		Liability		Income		Expense
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	1st quarter 2015	1st quarter 2014	1st quarter 2015	1st quarter 2014
Bank deposits and short-term investments
Banco do Brasil S.A.	128,832	161,832	-	-	2,610	2,635	-	-

Loans and financing, debentures and derivatives contracts (*)
Banco do Brasil S.A.	-	-	1,322,257	1,322,926	-	-	48,689	42,360

Other financial transactions
Banco do Brasil S.A.	-	-	-	-	-	8	1,784	1,527
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	179	1	-
Foz do Chapecó Energia S.A.	-	-	-	-	-	259	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	271	-	-

Advances
BAESA – Energética Barra Grande S.A.	-	-	817	826	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,158	1,170	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,421	1,436	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	520	526	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	42	40	-	-	415	2,876
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	219	205
Baguari I Geração de Energia Elétrica S.A.	-	-	6	5	-	-	66	62
Braskem S.A.	-	-	-	-	-	694	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	201	189
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	203	190
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	242	227
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	207	194
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	242	227
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	225	211
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	239	224
Companhia de Eletricidade do Estado da Bahia – COELBA	1,017	833	-	-	3,916	18,364	-	-
Companhia Energética de Pernambuco - CELPE	881	920	41	-	1,841	15,792	-	-
Companhia Energética do Rio Grande do Norte - COSERN	316	280	-	-	649	8,987	463	443
Embraer	-	-	-	-	4,683	-	-	-
Energética Águas da Pedra S.A.	-	-	107	117	-	-	1,007	957
Estaleiro Atlântico Sul S.A.	-	-	-	-	4,222	1,564	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	41	37
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	163	154
NC ENERGIA S.A.	-	-	-	-	1,026	1,837	-	-
Rio PCH I S.A.	-	-	201	217	-	-	1,914	1,813
SE Narandiba S.A.	-	-	-	-	-	-	44	280
Serra do Facão Energia S.A. - SEFAC	-	-	594	470	-	-	4,978	5,127
Tavex Brasil S.A	-	-	-	-	1,341	1,252	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	8	188	7,625	1,516	1,740	1,530
Vale Energia S.A.	7,843	7,371	-	-	23,476	18,310	-	1,323
BAESA – Energética Barra Grande S.A.	-	-	11,802	89,202	14,417	-	839	15,302
Foz do Chapecó Energia S.A.	-	1,430	31,475	172,804	-	4,154	79,399	74,592
ENERCAN - Campos Novos Energia S.A.	583	583	40,372	154,678	5,082	1,579	55,675	52,110
EPASA - Centrais Elétricas da Paraiba	7,987	-	21,735	28,632	11,772	1,298	43,604	42,998

Intangible assets, Property, plant and equipment, Materials and service
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	73	11	35	35	252	32	2	-
Concessionária do Sistema Anhanguera - Bandeirante S.A. (**)	-	-	-	-	-	-	-	5
Estaleiro Atlântico Sul S.A.	2	-	-	-	4	4	-	1
Indústrias Romi S.A.	20	4	-	-	32	11	-	-
InterCement Brasil S.A	-	-	-	-	-	-
JBS S/A	-	-	-	-	-	435	-	-
Randon	-	-	-	76	-	-	-	-
MRS Logística S.A	-	119	-	-	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.(**)	-	-	-	-	-	67	-	-
TOTVS S.A.	-	-	3	2	-	-	10	-
Ultrafértil S.A	99	149	-	-	375	-	-	-
Vale Fertilizantes S.A	-	18	-	-	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	324	355	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	354	388	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	324	355	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	543	393	-	-	164	130	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	96,844	94,385	-	-	2,979	2,462	-	-
Noncontrolling shareholder - CPFL Renováveis	6,552	6,281	-	-	272	998	-	-

Dividend and interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	96	96	-	-	-	-	-	-
Chapecoense Geração S.A.	12,128	12,128	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	24,816	24,816	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891	-	-	-	-	-	-

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(32)   RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Company’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policies are established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and include reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Company's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the subsidiaries to incur in losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in note 33. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest rate risk: this risk derives from the possibility of the Company and its subsidiaries to incur in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 33.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of energy shortages: the energy sold by the subsidiaries is primarily generated by hydroelectric plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. The hydrological situation in the Southeast, Mid-West and Northeast regions, are unfavorable on the beginning of 2015. Consequently, the current energy scenario for the Interconnected System requires attention and monitoring. The wet season of these regions, ends in April, however in May should begin the wet season of South region.

Risk of acceleration of debts: the Company has loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

Regulatory risk: the electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk management for financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					March 31, 2015		December 31, 2014
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,052,056	2,052,056	2,593,650	2,593,650
Cash and cash equivalent	5	(a)	(2)	Level 2	1,975,743	1,975,743	1,763,805	1,763,805
Financial investments		(a)	(2)	Level 1	12,527	12,527	5,324	5,324
Derivatives	33	(a)	(2)	Level 2	1,341,279	1,341,279	608,176	608,176
Financial asset of concession - distribution	10	(b)	(2)	Level 3	3,461,491	3,461,491	3,296,837	3,296,837
					8,843,095	8,843,095	8,267,792	8,267,792

Liability
Loans and financing - principal and interest	16	(c)	(1)	Level 2	7,610,812	6,583,368	7,240,164	6,266,957
Loans and financing - principal and interest	16 (**)	(a)	(2)	Level 2	5,509,389	5,509,389	3,438,212	3,438,212
Debentures - principal and interest	17	(c)	(1)	Level 2	7,168,905	6,788,787	8,471,583	7,997,074
Derivatives	33	(a)	(2)	Level 2	13,141	13,141	13,354	13,354
					20,302,246	18,894,685	19,163,313	17,715,598
(*) Refers to the hierarchy for determination of fair value

(**) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 62,241 in the first quarter of 2015 (loss of R$ 46,264 in the first quarter of 2014)

Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Mensured at fair value
(c) - Other finance liabilities

The financial instruments for which the recorded amounts approximate to their fair values at the date of these interim financial statements, due to the nature of these financial instruments, are:

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) receivable from associates, subsidiaries and parent company, (iv) receivables from resources provided by CDE, (v) financial asset of concession - transmission, (vi) pledges, funds and tied deposits, (vii) services rendered to third parties, (viii) Collection agreements, (ix) sector financial asset.

•         Financial liabilities: (i) suppliers, (ii) regulatory charges, (iii) public utility, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) Business combination payable, (x) tariff discount CDE. (xi) sector financial liability.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 (R1) and IFRS 7 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

•         Level 1: quoted prices in an active market for identical instruments;

•         Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

•         Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes and the respective gains (losses) in net income was of R$ 59,406, and the main assumptions used are described on note 10.

The Company recognizes in “Investments at cost” in the interim financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140  common shares and 18,593,070 preferred shares. Investco’s shares are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries have their terms fully aligned with the debts protected (note 16), and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

At March 31, 2015, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	37,560	-	37,560	39,067	(1,507)	dollar	February 2016	200,000	over the counter

CPFL Paulista
Bank of America Merrill Lynch	142,108	-	142,108	128,621	13,487	dollar	July 2016	156,700	over the counter
Morgan Stanley	76,888	-	76,888	77,334	(446)	dollar	September 2016	85,475	over the counter
Scotiabank	28,894	-	28,894	28,779	114	dollar	July 2016	49,000	over the counter
Citibank	41,157	-	41,157	44,885	(3,728)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	39,674	-	39,674	44,896	(5,221)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	38,934	-	38,934	40,522	(1,588)	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	44,321	-	44,321	46,325	(2,004)	dollar	March 2019	116,600	over the counter
J.P.Morgan	22,158	-	22,158	23,163	(1,004)	dollar	March 2019	58,300	over the counter
J.P.Morgan	10,849	-	10,849	12,352	(1,503)	dollar	December 2017	51,470	over the counter
J.P.Morgan	9,346	-	9,346	10,814	(1,468)	dollar	December 2017	53,100	over the counter
J.P.Morgan	4,353	-	4,353	4,946	(593)	dollar	January 2018	27,121	over the counter
HSBC	8,492	-	8,492	9,753	(1,261)	dollar	January 2018	54,214	over the counter
HSBC	36,424	-	36,424	39,753	(3,329)	dollar	January 2018	173,459	over the counter
J.P.Morgan	11,379	-	11,379	12,325	(945)	dollar	January 2018	67,938	over the counter
J.P.Morgan	11,141	-	11,141	12,660	(1,519)	dollar	January 2019	67,613	over the counter
Citibank	25,211	-	25,211	29,011	(3,800)	dollar	January 2020	156,600	over the counter
BNP Paribas	3,982	-	3,982	5,485	(1,503)	euro	January 2018	63,896	over the counter
Bank of Tokyo-Mitsubishi	10,094	-	10,094	18,608	(8,513)	dollar	February 2020	142,735	over the counter
J.P.Morgan	6,140	-	6,140	7,332	(1,192)	dollar	February 2018	41,100	over the counter
Bank of America Merrill Lynch	70,554	-	70,554	78,892	(8,339)	dollar	February 2018	405,300	over the counter
Bank of America Merrill Lynch	30,175	-	30,175	-	30,175	dollar	October 2018	329,500	over the counter
	672,275	-	672,275	676,456	(4,181)

CPFL Piratininga
Scotiabank	37,739	-	37,739	37,590	149	dollar	July 2016	64,000	over the counter
Santander	42,781	-	42,781	44,092	(1,311)	dollar	July 2016	100,000	over the counter
Citibank	41,157	-	41,157	44,885	(3,728)	dollar	March 2019	117,250	over the counter
HSBC	23,885	-	23,885	25,297	(1,412)	dollar	April 2018	55,138	over the counter
J.P.Morgan	23,922	-	23,922	25,300	(1,377)	dollar	April 2018	55,138	over the counter
Citibank	26,750	-	26,750	31,148	(4,398)	dollar	January 2020	169,838	over the counter
BNP Paribas	10,951	-	10,951	15,083	(4,132)	euro	January 2018	175,714	over the counter
	207,185	-	207,185	223,394	(16,209)

CPFL Santa Cruz
Santander	8,234	-	8,234	8,504	(270)	dollar	June 2016	20,000	over the counter

CPFL Leste Paulista
Scotiabank	14,540	-	14,540	14,445	95	dollar	July 2015	25,000	over the counter

CPFL Sul Paulista
Scotiabank	6,107	-	6,107	6,067	40	dollar	July 2015	10,500	over the counter
Santander	9,057	-	9,057	9,355	(297)	dollar	June 2016	22,000	over the counter
	15,164	-	15,164	15,422	(258)
CPFL Jaguari
Scotiabank	7,561	-	7,561	7,511	49	dollar	July 2015	13,000	over the counter
Santander	12,763	-	12,763	13,182	(419)	dollar	June 2016	31,000	over the counter
	20,323	-	20,323	20,693	(370)
CPFL Mococa
Scotiabank	6,397	-	6,397	6,356	42	dollar	July 2015	11,000	over the counter

CPFL Geração
HSBC	86,927	-	86,927	92,575	(5,648)	dollar	March 2017	232,520	over the counter

RGE
Citibank	91,003	-	91,003	94,742	(3,739)	dollar	April 2017	128,590	over the counter
Bank of Tokyo-Mitsubishi	19,506	-	19,506	21,728	(2,222)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	87,512	-	87,512	97,134	(9,622)	dollar	May2018	168,346	over the counter
Citibank	13,873	-	13,873	15,234	(1,361)	dollar	May2019	33,285	over the counter
HSBC	10,226	-	10,226	11,023	(797)	dollar	October 2017	32,715	over the counter
J.P.Morgan	21,573	-	21,573	24,313	(2,739)	dollar	February 2018	171,949	over the counter
J.P.Morgan	13,072	-	13,072	14,021	(949)	dollar	February 2016	100,000	over the counter
	256,766	-	256,766	278,195	(21,430)
CPFL Serviços
J.P.Morgan	2,698	-	2,698	2,912	(213)	dollar	October 2016	9,000	over the counter

CPFL Telecom
Itaú	2,185	-	2,185	1,984	201	dollar	November 2015	9,000	over the counter

CPFL Paulista Lajeado
Itaú	338	-	338	338	-	dollar	March 2018	35,000	over the counter

Subtotal	1,330,592	-	1,330,592	1,380,341	(49,749)

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	9,547	-	9,547	11,179	(1,632)	dollar	from April 2015 to December 2016	54,042	over the counter

Exchange price index
CPFL Geração
Santander	570	-	570	645	(75)	IPCA	April 2019	35,235	over the counter
J.P.Morgan	570	-	570	645	(75)	IPCA	April 2019	35,235	over the counter
	1,140	-	1,140	1,290	(150)

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(3,523)	(3,523)	(162)	(3,361)	CDI	July 2019	660,000	over the counter
J.P.Morgan	-	(1,748)	(1,748)	(48)	(1,700)	CDI	February 2021	300,000	over the counter
Votorantin	-	(556)	(556)	(15)	(541)	CDI	February 2021	100,000	over the counter
Santander	-	(579)	(579)	(16)	(563)	CDI	February 2021	105,000	over the counter
	-	(6,406)	(6,406)	(241)	(6,165)
CPFL Piratininga
J.P.Morgan	-	(587)	(587)	(27)	(560)	CDI	July 2019	110,000	over the counter
Votorantim	-	(685)	(685)	(18)	(667)	CDI	February 2021	135,000	over the counter
Santander	-	(494)	(494)	(13)	(481)	CDI	February 2021	100,000	over the counter
	-	(1,766)	(1,766)	(57)	(1,708)

RGE
HSBC	-	(2,669)	(2,669)	(123)	(2,546)	CDI	July 2019	500,000	over the counter
Votorantim	-	(1,021)	(1,021)	(28)	(992)	CDI	February 2021	170,000	over the counter
	-	(3,689)	(3,689)	(151)	(3,538)

CPFL Geração
Votorantim	-	(1,280)	(1,280)	(19)	(1,261)	CDI	August 2020	460,000	over the counter

Subtotal	10,687	(13,141)	(2,454)	12,001	(14,455)

Total	1,341,279	(13,141)	1,328,138	1,392,341	(64,204)

Current	89,842	-
Noncurrent	1,251,437	(13,141)

For further details of terms and information about debts and debentures, see notes 16 and 17
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters ended March 31, 2015 and 2014, the derivatives resulted in the following impacts on the result:

		Gain (loss)
Company	Hedged risk / transaction	1st quarter 2015	1st quarter 2014
CPFL Energia	Exchange variation	39,067	-
CPFL Energia	Mark to market	(1,507)	-
CPFL Paulista	Interest rate variation	(280)	102
CPFL Paulista	Exchange variation	422,676	(62,661)
CPFL Paulista	Mark to market	(136)	10,464
CPFL Piratininga	Interest rate variation	(70)	43
CPFL Piratininga	Exchange variation	143,888	(27,643)
CPFL Piratininga	Mark to market	(10,920)	4,463
RGE	Interest rate variation	(167)	51
RGE	Exchange variation	155,899	(26,507)
RGE	Mark to market	(11,404)	5,674
CPFL Geração	Interest rate variation	1,396	109
CPFL Geração	Exchange variation	66,708	(5,462)
CPFL Geração	Mark to market	(3,296)	1,087
CPFL Santa Cruz	Exchange variation	5,672	(2,246)
CPFL Santa Cruz	Mark to market	(123)	421
CPFL Leste Paulista	Exchange variation	6,934	(1,954)
CPFL Leste Paulista	Mark to market	19	243
CPFL Sul Paulista	Exchange variation	8,736	(2,944)
CPFL Sul Paulista	Mark to market	(90)	483
CPFL Jaguari	Exchange variation	11,281	(2,939)
CPFL Jaguari	Mark to market	(81)	522
CPFL Mococa	Exchange variation	3,051	(1,088)
CPFL Mococa	Mark to market	8	117
CPFL Serviços	Exchange variation	2,081	-
CPFL Serviços	Mark to market	(47)	-
CPFL Telecom	Exchange variation	1,903	-
CPFL Telecom	Mark to market	230	-
CPFL Paulista Lajeado	Exchange variation	338	-
		841,767	(109,666)

c) Sensitivity analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered passive, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M, IPCA and TJLP), as shown below:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

c.1) Exchange rates variation

Considering the level of net exchange rate exposure at March 31, 2015 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thousand (1)	Risk	Exchange depreciation (*)	Exchange apreciation / depreciation of 25%(**)	Exchange apreciation / depreciation of 50%**
Financial liability instruments	(5,315,459)		(405,453)	1,024,775	2,455,003
Derivatives - plain vanilla swap	5,433,539		414,460	(1,047,540)	(2,509,539)
	118,079	drop in the dollar	9,007	(22,765)	(54,536)

Financial liability instruments	(266,097)		(17,538)	(88,447)	(159,355)
Derivatives - plain vanilla swap	263,221		17,348	87,491	157,633
	(2,876)	raise of the euro	(190)	(956)	(1,722)

Total decrease (increase)	115,203		8,817	(23,721)	(56,258)
(1) Exchange rate at March 31, 2015: dollar R$ 3.21 and euro R$ 3.45
(*) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$ 3.45 and R$ 3.67, exchange depreciation: 7.6% and 6.6%, dollar and euro, respectively.
(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.

As the dollar net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar. As the euro net exposure is a liability, the risk is of a raise in the euro and the exchange rate is therefore depreciated by 25% and 50% in relation to the probable euro.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at March 31, 2015 is maintained, and (ii) the respective accumulated annual indexes for the next 12 months remain stable (CDI 11.25% p.a; IGP-M 3.16% p.a.; TJLP  5.14% p.a.; IPCA 8.13% p.a.), the effects for the next 12 months would be a net financial expense of R$ R$ 1,248,530 (CDI R$ 1,017,830, IGP-M R$ 2,316  e TJLP R$ 228,345 and IPCA R$ 39). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	4,210,583		85,896	225,792	365,689
Financial liability instruments	(8,810,981)		(179,744)	(472,489)	(765,234)
Derivatives - Plain Vanilla Swap	(4,446,979)		(90,718)	(238,469)	(386,220)
	(9,047,377)	CDI apprec.	(184,566)	(485,166)	(785,765)

Financial liability instruments	(73,277)	IGP-M apprec.	(1,920)	(2,979)	(4,038)

Financial liability instruments	(4,442,516)	TJLP apprec.	(60,418)	(132,609)	(204,800)

Financial liability instruments	(78,836)		741	(676)	(2,093)
Derivatives - plain vanilla swap	78,357		(737)	672	2,080
	(479)	IPCA apprec.	5	(4)	(13)

Total decrease (increase)	(13,563,649)		(246,900)	(620,757)	(994,615)
(*) The CDI, IGP-M, TJLP and IPCA indexes considered of 13.29%, 5.78%, 6.5% and 7.19%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

(34)   NON CASH TRANSACTION

	Consolidated
	March 31, 2015	March 31, 2014
Transactions resulting from business combinations
Loans, financing and debentures	-	(34,894)
Property, plant and eqiupment acquired through business combination	-	51,735
Intangible asset acquired in business combination, net of tax effects	-	42,109
Other net assets acquired through business combination	-	11,346
	-	70,296
Consideration paid with acquired cash	-	(2,466)
Acquisition price paid	-	67,830

Other transactions
Provision (reversal) for socio-environmental costs capitalized in property, plant and equipment	-	3,238
Interest capitalized in property, plant and equipment	-	10,667
Interest capitalized in intangible of the concession - distribution infraestruture	2,394	1,589
Transfer between property, plant and equipament and other assets	4,517	(12,269)

(35)   RELEVANT FACT AND SUBSEQUENT EVENT

35.1.      Annual Tariff Adjustment – CPFL Paulista

On April 07, 2015, ANEEL published Resolution 1,871, fixing the average adjustment in the tariffs of the subsidiary CPFL Paulista, effective from April 8, 2015, at 41.45%, of which 37.31% relates to the financial adjustment and 4.14% to the pertinent financial components. The percentages were determined in comparison to the economic basis of the Annual Tariff Adjustment - RTA of April 2014.

In comparison with the Extraordinary Tariff Review - RTE of March 2015, a total average effect of 4.67% will be perceived by consumers.

35.2.      Approval of capital increase and share bonus for shareholders  - AGM/EGM

The Extraordinary General Meeting held on April 29, 2015 approved an increase in the capital of CPFL Energia, with a view to reinforcing the Company's capital structure, through reversal of the amount of R$ 554,888 from statutory - working capital reinforcement, by issuing 30,739,955 common shares, to be distributed as a bonus to the shareholders, free of charge, pursuant to Law 6,404/76, Article 169.

35.3.      Annual Tariff Adjustment – rectification CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa

With Resolution 1870, of April 07, 2015, ANEEL corrected the RTE result of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz, previously approved by Resolution 1858, of February 27, 2015. The objective of the correction was to change the amount of the monthly CDE quotas - energy in relation to the ACR account. The tariffs resulting from this correction will be effective from April 08, 2015 to the date of the next tariff review for each distributor. The impact for consumers in the distribution subsidiaries' concession areas are as follows:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

	Average effect perceived by consumers (*)

	Total	Group A	Group B
CPFL Santa Cruz	-4.57%	-4.37%	-4.47%
CPFL Leste Paulista	-4.18%	-3.75%	-4.39%
CPFL Jaguari	-5.02%	-5.22%	-4.66%
CPFL Sul Paulista	-4.01%	-3.81%	-4.18%
CPFL Mococa	-4.07%	-4.54%	-3.94%

(*) in relation to the RTE ratified by REH 1858/2015

The average effects of the rectified extraordinary tariff adjustment in relation to the annual tariff adjustment ratified in February 2015, in the same criteria, are:

	Average effect perceived by consumers

	Total	Group A	Group B
CPFL Santa Cruz	5.16%	5.70%	4.86%
CPFL Leste Paulista	14.52%	20.06%	12.39%
CPFL Jaguari	16.80%	18.48%	13.25%
CPFL Sul Paulista	17.02%	32.42%	9.09%
CPFL Mococa	11.81%	18.22%	9.48%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2015:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,092,930	24.33
BB Carteira Livre I FIA	279,565,902	29.05
Bonaire Participações S.A.	1,200,000	0.12
Energia São Paulo FIA	141,929,430	14.75
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	4,981,400	0.52
Camargo Correa S.A.	837,860	0.09
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74
Other shareholders	233,044,570	24.22
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2015 and 2014:

	March 31, 2015		March 31, 2014
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	664,386,922	69.04	666,668,822	69.28
Administrator	-	-	-	-
Members of the Executive Officers	102,300	0.01	72,077	0.01
Members of the Board of Directors	800	0.00	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	297,784,238	30.95	295,533,361	30.71
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares - free float	297,784,238	30.95	295,533,361	30.71

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

SHAREHOLDING STRUCTURE								1st quarter 2015
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		664,386,922	69.04%	100.00%	-	0.00%	0.00%	664,386,922	69.04%
1.1 Esc Energia S.A.	15.146.011/0001-51	234,092,930	24.33%	100.00%	-	0.00%	0.00%	234,092,930	24.33%	25-Mar-13
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	279,565,902	29.05%	100.00%	-	0.00%	0.00%	279,565,902	29.05%	8-Jan-15
1.3 Bonaire Participações S.A.	33.754.482/0001-24	1,200,000	0.12%	100.00%	-	0.00%	0.00%	1,200,000	0.12%	28-Aug-14
1.4 Energia São Paulo FIA	02.178.371/0001-93	141,929,430	14.75%	100.00%	-	0.00%	0.00%	141,929,430	14.75%	28-Aug-14
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	4,981,400	2.14%	100.00%	-	0.00%	0.00%	4,981,400	2.14%	3-Mar-15
1.6 Camargo Correa S.A.	01.098.905/0001-09	837,860	0.36%	100.00%	-	0.00%	0.00%	837,860	0.36%	25-Mar-13
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,759,900	0.76%	100.00%	-	0.00%	0.00%	1,759,900	0.76%	7-Jun-13
1.8 Fundação Sistel de Seguridade Social	00.493.916/0001-20	19,500	0.01%	100.00%	-	0.00%	0.00%	19,500	0.01%	26-Sep-13
Noncontrolling shareholders		297,887,338	127.88%	100.00%	-	0.00%	0.00%	297,887,338	127.88%
1.9 BNDES Participações S.A.	00.383.281/0001-09	64,842,768	27.84%	100.00%	-	0.00%	0.00%	64,842,768	27.84%	30-Nov-13
1.10 Board of Directors		800	0.00%	100.00%	-	0.00%	0.00%	800	0.00%	30-Apr-14
1.11 Executive officers		102,300	0.04%	100.00%	-	0.00%	0.00%	102,300	0.04%	31-Jan-14
1.12 Other shareholders		232,941,470	100.00%	100.00%	-	0.00%	0.00%	232,941,470	100.00%
Total		962,274,260	413.10%	100.00%	-	0.00%	0.00%	962,274,260	413.10%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
1.1.2 Átila Holdings S/A	07.305.671/0001-00	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		3,840,605	88.55%	98.39%	62,981	100.00%	1.61%	3,903,586	88.71%
1.1.1.1 Camargo Corrêa Energia S.A.	04.922.357/0001-88	1,937,959	44.68%	97.63%	47,018	74.65%	2.37%	1,984,977	45.11%	28-Nov-13
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,646	43.87%	99.17%	15,963	25.35%	0.83%	1,918,609	43.60%	28-Nov-13
Noncontrolling shareholders		496,670	11.45%	100.00%	-	0.00%	0.00%	496,670	11.29%
1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	496,665	11.45%	100.00%	-	0.00%	0.00%	496,665	11.29%	28-Nov-13
1.1.1.4 Other shareholders		5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4- Entity: 1.1.2 Átila Holdings S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	61.522.512/0001-02	380,575,180	46.33%	100.00%	-	0.00%	0.00%	380,575,180	46.33%	31-Aug-11
1.1.2.2 Camargo Corrêa S.A	01.098.905/0001-09	440,877,607	53.67%	100.00%	-	0.00%	0.00%	440,877,607	53.67%	1-Sep-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.1 Camargo Corrêa Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
1.1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%	30-Apr-12
Noncontrolling shareholders		-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.1.2 Other shareholders		-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
Total		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%	30-Apr-12
Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.2.2 Other shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
1.1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%	25-Nov-14
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.3.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		527,213	100.00%	85.73%	87,780	100.00%	14.27%	614,993	100.00%
1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	11.196.609/0001-02	527,213	100.00%	85.73%	87,780	100.00%	14.27%	614,993	100.00%	30-Apr-14
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.1.2.1.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		527,214	100.00%	85.73%	87,780	100.00%	14.27%	614,994	100.00%
9 - Entity: 1.1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,249,991	100.00%	100.00%	-	0.00%	0.00%	2,249,991	33.33%
1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
Noncontrolling shareholders		9	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,009	66.67%
1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%	1-Oct-08
1.1.1.2.1.8 Other shareholders		9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
10 - Entity: 1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%
1.1.2.1.1.1 Camargo Corrêa S.A.	01.098.905/0001-09	2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%	15-Oct-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%
										(continue)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

11 - Entity: 1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.2.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.2.1.3.2 Other shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%
1.1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%	6-Dec-12
Noncontrolling shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
1.1.1.2.1.4.2 Other shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.5.2 Other shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%	1-Oct-08
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.2.1.6.2 Other shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%	3-Nov-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
19 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%	21-Jul-14
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%	16-Nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%	16-Nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%	16-Nov-04
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
22 - Entity: 1.9 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.9.1 Banco Nacional de Desenv. Econômico e Social (1)	33.657.248/0001-89	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	15-Dec-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

Quartely Social Report 2015 /2014 (*)
Company: CPFL Energia S.A. Consolidated

1 - Basis for Calculation	1st quarter of 2015 Value (R$ 000)			1st quarter of 2014 Value (R$ 000)
Net Revenues (NR)			5,290,068			3,927,309
Operating Result (OR)			291,250			285,503
Gross Payroll (GP)			187,391			163,940
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	16,766	8.95%	0.32%	14,707	8.97%	0.37%
Mandatory payroll taxes	48,960	26.13%	0.93%	44,272	27.01%	1.13%
Private pension plan	9,535	5.09%	0.18%	8,624	5.26%	0.22%
Health	10,665	5.69%	0.20%	9,555	5.83%	0.24%
Occupational safety and health	598	0.32%	0.01%	619	0.38%	0.02%
Education	597	0.32%	0.01%	586	0.36%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	1,601	0.85%	0.03%	1,210	0.74%	0.03%
Day-care / allowance	281	0.15%	0.01%	249	0.15%	0.01%
Profit / income sharing	12,921	6.90%	0.24%	10,956	6.68%	0.28%
Others	1,893	1.01%	0.04%	1,543	0.94%	0.04%
Total - internal social indicators	103,817	55.40%	1.96%	92,321	56.31%	2.35%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	7	0.00%	0.00%	30	0.01%	0.00%
Culture	1,060	0.36%	0.02%	659	0.23%	0.02%
Health and sanitation	450	0.15%	0.01%	343	0.12%	0.01%
Sport	0	0.00%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,460	0.50%	0.03%	1,038	0.36%	0.03%
Total contributions to society	2,977	1.02%	0.06%	2,070	0.73%	0.05%
Taxes (excluding payroll taxes)	2,077,369	713.26%	39.27%	1,102,931	386.31%	28.08%
Total - external social indicators	2,080,346	714.28%	39.33%	1,105,001	387.04%	28.14%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	6,606	2.27%	0.12%	9,718	3.40%	0.25%
Investments in external programs and/or projects	10,770	3.70%	0.20%	13,851	4.85%	0.35%
Total environmental investments	17,376	5.97%	0.33%	23,569	8.26%	0.60%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st quarter of 2015			1st quarter of 2014
Nº of employees at the end of period		9,528			8,636
Nº of employees hired during the period		830			674
Nº of outsourced employees		ND			ND
Nº of interns		198			194
Nº of employees above 45 years age		2,129			2,024
Nº of women working at the company		2,168			1,977
% of management position occupied by women		9.94%			14.29%
Nº of Afro-Brazilian employees working at the company		1,852			1,462
% of management position occupied by Afro-Brazilian employees		1.69%			2.34%
Nº of employees with disabilities		294			264
6 - Relevant information regarding the exercise of corporate citizenship	1st quarter of 2015			1st quarter of 2014
Ratio of the highest to the lowest compensation at company	20.39			23.08
Total number of work-related accidents	8			12
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	558,639	341	1,311	630,386	364	1,538
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	35.0%	100%	100%	18.6%
Total value-added to distribute (R$ 000):	1Q15	3,134,394		1Q14	1,967,226
Value-Added Distribution (VAD):	67,4% government 6,9% employees 0% shareholders 21,1% third parties 4,5% retained			57,6% government 9,6% employees 0% shareholders 23.9% third parties 8.8% retained
7 - Other information
Responsible: Sergio Luis Felice, phone: 55-19-3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

Social report

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –   Date: March 31, 2015 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form – ITR, for the quarter ended March 31, 2015, which comprises the balance sheet as of March 31, 2015 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the quarter then ended, including the explanatory notes.

Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Reporting and in accordance with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information – ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the quarter ended March 31, 2015, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information – ITR and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, April 30, 2015

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Marcelo Magalhães Fernandes Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.